Exhibit 99.1

Exhibit 99.1
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and six months ended June 30, 2016 and related notes thereto which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting of International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of July 27, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plan, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2016
Gold production of 613,400 ounces at all-in sustaining costs ("AISC") of $1,067 per ounce, compared to 908,000 ounces at AISC of $853 in 2015 (1)  Lower gold production was expected in the second quarter mainly due to lower ore grades and a mill shutdown of 10 days for planned maintenance at Peñasquito, and the exhaustion of surface stockpiles at Cerro Negro during 2015 which contributed significantly to mill feed in 2015. Further, a slower than expected ramp up after the shutdown at Peñasquito and the decision to accelerate a large workforce reduction at Cerro Negro had a short-term, negative impact on second quarter gold production.
2016 guidance reconfirmed for gold production of between 2.8 and 3.1 million ounces and AISC of between $850 and $925 per ounce(1) The Company expects production and AISC to normalize in the third and fourth quarters as compared to the second quarter of 2016 as the plant at Peñasquito returned to normal operations in July 2016 and higher grades are expected from a number of mines.
Approximately 50% of targeted $250 million sustainable annual efficiencies identified Workforce reductions and other improvement initiatives underway at Cerro Negro are expected to deliver approximately $65 million of annual efficiencies. Additionally, an approximate $55 million in annual administrative cost savings were identified in July and are expected to be fully realized in 2017 as the decentralization of the Company was initiated with a one-third decrease in the number of employees at corporate and regional offices. The Company is on schedule to achieve its $250 million efficiency target by 2018.
Operating cash flows of $234 million, compared to $528 million in 2015 and adjusted operating cash flows of $307 million, compared to $523 million in 2015 (1) The decrease in operating cash flows and adjusted operating cash flows in the second quarter of 2016 compared to 2015 was primarily due to lower production, partially offset by an increase in the realized gold price.
Net loss of $78 million, or $0.09 per share, compared to net earnings of $392 million, or $0.47 per share, in 2015 Net earnings for the three months ended June 30, 2015 included after-tax gains on the sale of non-core assets of $358 million, or $0.43 per share. The second quarter of 2016 earnings were negatively impacted by lower production, partially offset by an increase in the realized gold price.
Project pipeline advanced; expansions approved at Peñasquito and Musselwhite; Kaminak Gold Corporation acquisition closed and Coffee project acquired During the quarter, the Company made progress on advancing its project pipeline with the completion of the Hoyle Deep project at Porcupine. In addition, the Company received Board approval to proceed with the Pyrite Leach Project ("PLP") at Peñasquito, with an expected capital investment of approximately $420 million, and the Materials Handling Project at Musselwhite, with an expected capital investment of approximately $90 million, each of which is expected to expand gold production commencing in 2019. The acquisition of Kaminak Gold Corporation ("Kaminak"), which owns the Coffee project in Yukon, Canada, was completed in July 2016 and is expected to provide a medium-term opportunity for low-cost, high return gold production to complement a pipeline of expansion opportunities at the Company's existing mines.

ORGANIZATIONAL REDESIGN COMPLETED WITH SIGNIFICANT COST EFFICIENCIES, SENIOR AND MINE MANAGEMENT STRENGTHENED
The Company has completed the reorganization of its leadership and operations, moving to a lean, decentralized model. Under the decentralized model, the mine general managers are accountable for growing the net asset value of their individual businesses while the focus of the corporate office will be to provide oversight and allocate capital. These changes are expected to result in a streamlined organization focused on delivering accretive net asset value per share to deliver long-term shareholder value.
During the second quarter of 2016, the Company began implementing a company-wide program to optimize all areas of the business and deliver $250 million in sustainable annual efficiencies by 2018. Cerro Negro began the implementation of a substantial workforce reduction which, along with other improvement initiatives, is expected to provide increased efficiencies of approximately $65 million. In addition, approximately $55 million of administrative cost savings have been identified through the reduction of employees at corporate and regional offices by approximately one-third as part of the Company's broader decentralization effort. The Company is undertaking a comprehensive optimization effort at each of the mine sites that is expected to allow the Company to achieve the balance of the $250 million target.
As part of the organizational re-design during the second quarter of 2016, the Company strengthened the senior management team with the recruitment of several key individuals. Paul Harbidge has been appointed Senior Vice President, Exploration reporting to George Burns, Executive Vice President and Chief Operating Officer. Paul will be responsible for the development, implementation and management of the global exploration function within the decentralized model. Paul brings over 20 years of mining experience to Goldcorp, most recently as head of exploration at Randgold Resources Limited. Paul holds a Bachelor of Science in Geology from Kingston University in the UK, as well as a Master of Science in Mineral Exploration and Mining Geology from Leicester University in the UK.
Jason Attew has been appointed Senior Vice President, Corporate Development & Strategy, reporting to Russell Ball, Executive Vice President and Chief Financial Officer.  Jason will lead the optimization of the Company’s portfolio of assets, while evaluating new opportunities that are consistent with the Company's strategy of increasing net asset value per share. Jason is a mining and metals banking executive with over 20 years of experience and holds a Bachelor of Science from the University of British Columbia, as well as a Master of Business Administration from Queen's University in Ontario.

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Wade Bristol has been appointed Senior Vice President, Canada. Wade joined Goldcorp in July 2014 as the Vice President, Mine Improvement & Support. Prior to Goldcorp he served in various General Manager capacities for Newmont Mining Corporation in North America. Wade has a Bachelor of Science in Mining Engineering degree from Montana Tech of the University of Montana.
Steven Thomas has been appointed to the new role of Chief Financial Officer, Canada, reporting to Wade Bristol, and David Splett was appointed to the new role of Chief Financial Officer, Latin America, reporting to Joe Dick, Senior Vice President, Latin America. As part of the regional leadership teams, Steven and David will provide financial analysis, interpretation and metrics to facilitate strategic decision making related to the management of the regional businesses.
Steven brings over 30 years of financial experience to Goldcorp, with the last 13 years in the mining industry with De Beers Canada Inc.  Steven holds a Bachelor of Science Honours Degree in Accountancy and Economics from the University of Wales, in the UK, and is a Fellow of the Institute of Chartered Accountants.
David brings with him over 24 years of experience in the resource industry, most recently as Vice President, Finance for Mosaic Corporation. David holds a Bachelor of Arts, Economics from the University of Regina, a Master of Arts, Management Systems from the University of Hull in the UK, as well as an MBA from Queens University in Kingston, Ontario and is a Certified Management Accountant.

CORPORATE DEVELOPMENTS
Acquisition of Kaminak Gold Corporation:
On July 19, 2016, the Company completed the acquisition of 100% of the issued and outstanding common shares of Kaminak pursuant to a plan of arrangement (the "Arrangement") for total consideration of approximately C$530 million, including transaction costs. Under the Arrangement, each common share of Kaminak was exchanged for 0.10896 common shares of Goldcorp.
Kaminak's principal asset is the 100% owned Coffee gold project ("Coffee"), a hydrothermal gold deposit located approximately 130 kilometres south of the City of Dawson, Yukon. Coffee is a high-grade, open pit, heap leach mining project with total indicated gold mineral resources of 3.0 million ounces, inclusive of total probable gold mineral reserves of 2.2 million ounces, and inferred gold mineral resources of 2.2 million ounces as outlined in the feasibility study prepared by JDS Energy and Mining Inc. in January 2016. The project assumes average annual gold production of approximately 200,000 ounces for the first five years of production based on Kaminak's feasibility study. The Coffee land package, comprising over 60,000 hectares, demonstrates potential for near-mine discoveries, with mineralization remaining open along strike and at depth.
The acquisition of Kaminak is consistent with the Company's strategy of partnering with junior exploration companies to identify and develop mining districts with significant exploration potential expected to grow our net asset value per share. Coffee is located within a politically stable jurisdiction and provides us with an opportunity to add high quality ounces to our development pipeline, at low AISC.
Extension of Credit Facility:
On June 22, 2016, the Company completed the extension of its $3.0 billion credit facility term by one year to June 22, 2021. The unsecured, floating-rate facility bears interest at LIBOR plus 150 basis points when drawn, based on Goldcorp's current BBB+/Baa3 rating, and is intended to be used for liquidity and general corporate purposes.
$3 Billion Shelf Prospectus:
On June 16, 2016, Goldcorp filed a shelf prospectus under which the Company may offer and sell from time to time common shares, debt securities, subscription receipts, units and warrants (all of the foregoing, collectively, the “Securities”) or any combination thereof in one or more series or issuances up to an aggregate total offering price of $3 billion during the 25 month period that the prospectus remains effective. The Securities may be offered separately or together or in any combination, and as separate series, in amounts, at prices and on other terms to be determined based on market conditions at the time of issuance and set forth in an accompanying prospectus supplement (a “prospectus supplement”).
The net proceeds to Goldcorp from any offering of Securities, the proposed use of those proceeds and the specific business objectives that the Company expects to accomplish with such proceeds will be set forth in the applicable prospectus supplement relating to that offering of Securities.

(1)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. AISC per ounce and adjusted operating cash flows are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-39 of this report.

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL AND OPERATING RESULTS
Three Months Ended:

	June 30		March 31		December 31		September 30
	2016	2015	2016	2015	2015	2014	2015	2014
Consolidated financial information
Revenues (1)(2)	$753	$1,188	$944	$1,017	$1,072	$835	$1,098	$839
Net (loss) earnings from continuing operations (2)	$(78)	$398	$80	$(139)	$(4,271)	$(2,403)	$(191)	$(48)
Net (loss) earnings	$(78)	$392	$80	$(87)	$(4,271)	$(2,396)	$(192)	$(44)
Net (loss) earnings from continuing operations per share (2)
– Basic and diluted	$(0.09)	$0.48	$0.10	$(0.17)	$(4.90)	$(2.95)	$(0.23)	$(0.06)
Net (loss) earnings per share
– Basic and diluted	$(0.09)	$0.47	$0.10	$(0.11)	$(5.14)	$(2.94)	$(0.23)	$(0.05)
Operating cash flow	$234	$528	$59	$51	$401	$265	$443	$188
Dividends paid	$16	$124	$51	$122	$49	$122	$75	$122
Key performance measures (3)
Gold produced (thousands of ounces)	613	908	784	725	909	891	922	652
Gold sold (thousands of ounces) (1)	616	903	799	827	918	708	943	641
Silver produced (thousands of ounces)	5,300	10,400	7,700	8,500	10,200	10,400	11,300	7,800
Copper produced (thousands of pounds)	14,400	8,600	17,200	9,200	21,400	27,200	12,300	16,800
Lead produced (thousands of pounds)	17,100	47,500	29,000	36,700	40,500	27,200	49,200	37,000
Zinc produced (thousands of pounds)	38,300	105,500	71,100	82,500	89,300	68,900	111,500	81,000
Average realized gold price (per ounce)	$1,277	$1,189	$1,203	$1,217	$1,098	$1,203	$1,114	$1,265
Total cash costs: by-product (per ounce) (4)	$728	$547	$557	$585	$687	$589	$597	$597
Total cash costs: co-product (per ounce) (5)	$716	$656	$604	$670	$739	$669	$670	$682
AISC (per ounce)	$1,067	$853	$836	$885	$977	$1,035	$858	$1,066
Adjusted operating cash flow	$307	$523	$89	$118	$504	$323	$506	$216
Expenditures on mining interests (6)	$178	$330	$181	$408	$252	$533	$248	$530
– Sustaining	$140	$192	$140	$160	$189	$230	$154	$210
– Expansionary	$38	$138	$41	$248	$63	$303	$94	$320

(1)
Excludes pre-commissioning sales ounces from Cerro Negro prior to January 1, 2015, and Éléonore, prior to April 1, 2015 as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, Wharf was classified as a discontinued operation for the year ended December 31, 2015, accordingly the 2014 comparative information for Wharf has been re-presented. The sale of Wharf was completed on February 20, 2015. The Company's 66.7% interest in Marigold, the sale of which completed on April 4, 2014, was classified as a discontinued operation for the year ended December 31, 2014.

(3)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis in the table above. AISC and adjusted operating cash flows are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-39 of this report.

(4)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.09 per silver ounce (2015 – $4.07 per silver ounce) sold to Silver Wheaton Corp. and by-product copper sales revenues for Alumbrera and Pueblo Viejo).

(5)
Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead, zinc and copper)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33).

(6)	Expenditures on mining interests is shown on a cash basis.

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS
Three Months Ended June 30, 2016 compared to the three months ended June 30, 2015
Net loss for the three months ended June 30, 2016 was $78 million, or $0.09 per share, compared to earnings of $392 million, or $0.47 per share, for the three months ended June 30, 2015. The loss was driven primarily by lower production volume in the second quarter of 2016 compared to the second quarter in 2015 and significant gains on the disposition of, and dilution of ownership interest in, Tahoe Resources Inc. ("Tahoe") in 2015, partially offset by lower production costs and depreciation and depletion charges as a result of lower sales volumes.

Net loss and loss per share in the second quarter of 2016 and net earnings and earnings per share in the second quarter of 2015 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations:

	Three months ended June 30, 2016			Three months ended June 30, 2015
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses (1)	$—	$60	$0.07	$—	$10	$0.01
Restructuring costs	$16	$11	$0.01	$—	$—	$—
Gains on dispositions of, and dilution of ownership interest in, mining interests	$—	$—	$—	$(414)	$(358)	$(0.43)

(1)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses of $60 million in the three months ended June 30, 2016 (three months ended June 30, 2015 – $10 million) is composed of a foreign exchange loss on the translation of deferred income tax assets and liabilities, arising primarily from acquisitions, of $69 million (three months ended June 30, 2015 – $22 million), partially offset by Argentine tax deductible foreign exchange losses on US dollar denominated debt in local currency of $9 million (three months ended June 30, 2015 – $12 million).

Revenues decreased by $435 million, or 37%, primarily due to decreases in gold and silver sales volumes of 32% and 56%, respectively. The lower sales volumes were primarily as a result of lower production at Peñasquito due to lower ore grade, recovery and mined tonnages. The impact of the decrease in sales volumes was partially offset by higher realized prices for gold and silver of 7% and 16%, respectively.
Production costs decreased by $141 million, or 22%, primarily due to the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos and the Canadian dollar (approximately $50 million); decreases of $23 million at Cerro Negro in contractor costs, royalties and production taxes; decreases in power, labour costs, contractor costs and consumables at Peñasquito of $25 million due to lower production and the impact of higher deferred stripping at Peñasquito of $17 million.
Depreciation and depletion decreased by $124 million, or 35%, mainly due to lower sales volumes at Peñasquito and Cerro Negro and the impact of impairments on mining interests recognized in the fourth quarter of 2015.
The Company’s share of earnings of associates and joint venture of $28 million for the second quarter of 2016 was comprised primarily of net earnings of $27 million from Pueblo Viejo. The Company's share of net losses of associates and joint venture of $19 million for the second quarter of 2015 was primarily comprised of net losses of $8 million and $7 million from Pueblo Viejo and Alumbrera, respectively. The Company's share of net losses from Pueblo Viejo in the second quarter of 2015 was impacted by a $15 million after tax impairment expense recognized on certain power assets. At December 31, 2015, the Company recognized an impairment of its investment in Alumbrera and the carrying amount of its interest was reduced to zero. As at January 1, 2016, the Company has discontinued recognizing its share of losses of Alumbrera and did not recognize its share of earnings of Alumbrera for the three months ended June 30, 2016 as future earnings will be recognized by the Company only after the Company's share of future earnings equals its share of losses not recognized.
Restructuring costs of $16 million in the three months ended June 30, 2016 compared to nil in the second quarter of 2015. The restructuring costs related to severance costs associated with involuntary and voluntary workforce reductions to improve efficiencies at mine sites and corporate offices.
There were no gains or losses on derivatives in the three months ended June 30, 2016 compared to a gain of $8 million on derivatives in the second quarter of 2015. In the second quarter of 2015, the gain was comprised of net gains on foreign currency, heating oil and commodity contracts.
The gain on dilution of ownership interest in associate of $99 million ($95 million, net of tax) in the three months ended June 30, 2015 related to the dilution of the Company's investment in Tahoe to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto Mining Ltd. ("Rio Alto").

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The $315 million gain on disposition of mining interests in the second quarter of 2015 arose on the disposition of the Company's remaining 25.9% investment in Tahoe on June 30, 2015 for a total gain of $299 million ($252 million, net of tax), and the sale of the Arturo project for which the Company recognized a gain of $16 million ($11 million, net of tax).
In the second quarter of 2016, other income was comprised of interest income on loans held with Pueblo Viejo and short term money market investments and gains on dispositions of investments in securities, offset partially by a foreign exchange loss arising primarily on value added tax receivables denominated in Mexican and Argentine pesos. In the second quarter of 2015, other income included interest income arising on the Company's cash and cash equivalents and loans held with Pueblo Viejo, insurance recoveries of $3 million and foreign exchange gains on accounts payable and debt denominated in Mexican and Argentine pesos, and Canadian dollars, partially offset by foreign exchange losses on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars.
Income tax expense for the three months ended June 30, 2016 of $32 million represented a negative 70% rate (three months ended June 30, 2015 – income tax expense of $90 million representing an 18% rate) and was impacted by:

•
A $69 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from acquisitions, compared to a $22 million foreign exchange loss for the three months ended June 30, 2015; and

•
A higher effective tax rate in the second quarter of 2016 compared to the second quarter of 2015, after adjusting for the above-noted item and non-deductible share-based compensation expense. The higher effective tax rate in the second quarter of 2016 was primarily due to a larger percentage rate impact of Argentine Peso tax deductible foreign exchange losses on US dollar denominated debt . In addition, the higher effective tax rate in the second quarter of 2016 was impacted by the loss from continuing operations before taxes in 2016 including after-tax income from associates (primarily from Pueblo Viejo) while earnings from continuing operations before taxes in 2015 included after-tax losses from associates. The second quarter of 2015 also had a low effective tax rate primarily because of the capital gain on the sale of Tahoe being subject to a lower effective rate.

AISC were $1,067 per ounce (1) for the three months ended June 30, 2016, compared to $853 per ounce for the three months ended June 30, 2015. The increase in AISC were primarily due to lower sales volumes at Peñasquito, Cerro Negro and Red Lake, partially offset by lower production costs and the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos and the Canadian dollar.

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-39 of this report.

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS
Six Months Ended June 30, 2016 compared to the six months ended June 30, 2015
Net earnings for the six months ended June 30, 2016 were $2 million, or $0.00 per share, compared to net earnings of $305 million, or $0.37 per share, for the same prior year period driven primarily by gains on the disposition of, and dilution of ownership interest in Tahoe in 2015, lower sales volumes and restructuring costs, partially offset by lower production costs and depreciation and depletion charges from lower sales volumes and the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos and Canadian dollar.

Net earnings and earnings per share in the six months ended June 30, 2016 and 2015 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations:

	Six months ended June 30, 2016			Six months ended June 30, 2015
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses (1)	$—	$20	$0.02	$—	$120	$0.15
Unrealized foreign exchange loss on Argentine peso denominated value added tax receivable	$20	$20	$0.02	$1	$1	$—
Restructuring costs	$39	$27	$0.03	$—	$—	$—
Gains on dispositions of, and dilution of ownership interest in, mining interests	$—	$—	$—	$(414)	$(358)	$(0.43)

(1)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses of $20 million in the six months ended June 30, 2016 (six months ended June 30, 2015 – $120 million) is composed of a foreign exchange loss on the translation of deferred income tax assets and liabilities, arising primarily from acquisitions, of $91 million (six months ended June 30, 2015 – $144 million), partially offset by Argentine tax deductible foreign exchange losses on US dollar denominated debt in local currency of $71 million (six months ended June 30, 2015 – $24 million).

Revenues decreased by $508 million, or 23%, primarily due to decreases in gold and silver sales volumes of 18% and 41%, respectively, that were driven by lower production at Peñasquito, Cerro Negro and Red Lake, partially offset by increased production at Éléonore and a 3% increase in realized price for gold.
Production costs decreased by $233 million, or 18%, primarily due to the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos and the Canadian dollar (approximately $120 million); decreases in labour costs, royalties and production taxes at Cerro Negro of $51 million; decreases in power, consumables, labour costs and contractor costs at Peñasquito of $42 million; the impact of higher deferred stripping at Peñasquito of $19 million and a $21 million decrease relating to the impact of changes in reclamation and closure cost estimates compared to the six months ended June 30, 2015. These decreases were partially offset by the impact of Éléonore achieving commercial production on April 1, 2015 as mine operating costs were capitalized during construction.
Depreciation and depletion decreased by $175 million, or 26%, mainly due to lower sales volumes at Peñasquito and Cerro Negro and the impact of impairments on mining interests recognized in the fourth quarter of 2015, partially offset by depreciation and depletion of $36 million at Éléonore in the first quarter of 2016 compared to nil in the first quarter of 2015.
The Company’s share of earnings of associates and joint venture of $64 million for the six months ended 2016 was comprised primarily of net earnings of $62 million from Pueblo Viejo. The Company's share of net earnings of associates and joint venture of $16 million for the six months ended June 30, 2015 was comprised primarily of net earnings of $20 million from Pueblo Viejo, which was impacted by a $15 million impairment expense arising on certain power assets, and a net loss of $12 million from Alumbrera. At December 31, 2015, the Company recognized an impairment of its investment in Alumbrera and the carrying amount of its interest was reduced to zero. As at January 1, 2016, the Company has discontinued recognizing its share of losses of Alumbrera and did not recognize its share of losses of Alumbrera for the six months ended June 30, 2016.
Restructuring costs of $39 million in the six months ended June 30, 2016 compared to nil in the six months ended June 30, 2015. The restructuring costs relate to severance costs associated with involuntary and voluntary workforce reductions to improve efficiency at mine sites and corporate offices.
A $1 million gain on derivatives was recognized in the six months ended June 30, 2016 compared to a loss of $34 million in the six months ended June 30, 2015. In the six months ended June 30, 2016, the gain was comprised of a gain on foreign currency contracts whereas in the six months ended June 30, 2015, the loss was comprised of realized and unrealized losses and gains on foreign currency, heating oil and commodity contracts.

GOLDCORP  |  8

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The gain on dilution of ownership interest in associate of $99 million ($95 million, net of tax) in the six months ended June 30, 2015 related to the dilution of the Company's investment in Tahoe to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto.
The $315 million gain on disposition of mining interests in the second quarter of 2015 arose on the disposition of the Company's remaining 25.9% investment in Tahoe on June 30, 2015 for a total gain of $299 million ($252 million, net of tax), and the sale of the Arturo project for which the Company recognized a gain of $16 million ($11 million, net of tax).
Other expense of $6 million for the six months ended June 30, 2016 was comprised of a $47 million foreign exchange loss arising primarily on value added tax receivables denominated in Argentine and Mexican pesos which was offset partially by interest income on loans held with Pueblo Viejo and short term money market investments and gains on dispositions of investments in securities. In the six months ended June 30, 2015, other income of $21 million included interest income arising on the Company's cash and cash equivalents and loans held with Pueblo Viejo and foreign exchange gains on accounts payable and debt denominated in Mexican and Argentine pesos, and Canadian dollars, partially offset by foreign exchange losses on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars.
Income tax recovery for the six months ended June 30, 2016 of $8 million represented a 133% rate (six months ended June 30, 2015 – income tax expense of $219 million representing a 46% rate) and was impacted by:

•
A $91 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from acquisitions, compared to a $144 million foreign exchange loss for the six months ended June 30, 2015; and

•
A lower effective tax rate in the first half of 2016 compared to the first half of 2015, after adjusting for the above-noted item and non-deductible share-based compensation expense. The decrease in the effective tax rate in the first half of 2016 was primarily due to larger Argentine Peso tax deductible foreign exchange losses on US dollar denominated debt. In addition, the effective tax rate for the first half of 2016 was lower, relative to the first half of 2015, because loss from continuing operations before taxes in 2016 included higher after-tax income from associates (primarily from Pueblo Viejo) compared to 2015. The effective tax rate in the first half of 2015 was also impacted by the capital gain on the sale of Tahoe being subject to a lower effective rate.

AISC were $936 per ounce (1) for the six months ended June 30, 2016, compared to $868 per ounce for the six months ended June 30, 2015. The increase in AISC were primarily due to lower sales volumes at Peñasquito, Cerro Negro and Red Lake, partially offset by higher production volumes at Éléonore, lower production costs and the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos and the Canadian dollar.

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-39 of this report.

GOLDCORP  |  9

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL POSITION AND LIQUIDITY
The following table summarizes Goldcorp's cash flow activity:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Cash flow
From continuing operations provided by operating activities	$234	$528	$293	$579
From continuing operations (used in) provided by investing activities	(140)	461	(325)	(2)
From continuing operations (used in) provided by financing activities	(165)	(410)	34	(222)
From discontinued operations	—	(3)	—	104
Increase (decrease) in cash and cash equivalents	(71)	576	2	459
Effect of exchange rate changes on cash and cash equivalents	(2)	(1)	—	(1)
Cash and cash equivalents, beginning of period	401	365	326	482
Cash and cash equivalents, end of period	$328	$940	$328	$940
Cash flow provided from operating activities decreased in the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015 mainly due to lower production volumes, primarily at Peñasquito and Cerro Negro, partially offset by an increase in the realized gold price. The average realized gold price increased 7% and 3%, respectively, for the three and six months ended June 30, 2016 compared to the same periods in 2015.
The increase in cash used in investing activities in the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015 is mainly due to proceeds received from the disposition of the Company's remaining investment in Tahoe of $788 million, net of transaction costs, in 2015 offset by a decrease in expenditures on mining interests.

Expenditures on mining interests (including deposits on mining interest expenditures) were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Peñasquito (including Camino Rojo)	$58	$57	$120	$102
Cerro Negro	26	64	51	168
Red Lake (including Cochenour)	24	38	55	92
Éléonore	18	78	39	194
Porcupine (including Borden)	14	32	30	48
Musselwhite	7	6	12	15
NuevaUnión (formerly referred to as Project Corridor)	2	4	5	9
Other	17	34	27	78
Total	$166	$313	$339	$706
The decrease in expenditures on mining interests for both the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015 reflected the completion of major construction projects in 2015, most significantly at Cerro Negro and Éléonore as they achieved commercial production in January and April 2015, respectively. Expenditures at Red Lake decreased as a result of Cochenour reentering the advanced exploration phase with a new program of drilling, sampling and test mining expected to be completed by the end of 2016. Expenditures at Porcupine decreased as a result of the completion of the Hoyle Deep project in April 2016. Other expenditures decreased as a result of lower expenditures at Marlin as it approaches the end of its mine life and at Los Filos due to reduced heap leach pad construction in the first half of 2016.
Cash used in financing activities was $165 million in the second quarter of 2016, compared to $410 million in the second quarter of 2015. The decrease was primarily due to a $125 million repayment of the credit facility in the second quarter of 2016 compared to a $305 million repayment in the second quarter of 2015 and a reduction in dividends paid to shareholders of $108 million. Cash provided by financing activities was $34

GOLDCORP  |  10

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

million in the first half of 2016 compared to cash used in financing activities of $222 million in the first half of 2015. The change was primarily due to a reduction in dividends paid to shareholders of $179 million and a $125 million draw on the credit facility in the first half of 2016.
Effective April 1, 2016, the Company’s Board of Directors reduced the annual dividend to $0.08 per share and amended the dividend payment schedule such that dividends are paid quarterly commencing in June 2016 as a prudent measure to increase financial flexibility.
In June 2016, Goldcorp implemented a Dividend Reinvestment Plan ("DRIP"), which offers shareholders an opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. The DRIP allows shareholders to reinvest their cash dividends into common shares issued from treasury at a 3% percent discount to the average market price calculated at the time of dividend payment. Participation in the DRIP is optional and does not affect shareholders' cash dividends unless they elect to participate in the DRIP.
On June 22, 2016, the Company completed the extension of its $3.0 billion credit facility term by one year to June 22, 2021. The unsecured, floating-rate facility bears interest at LIBOR plus 150 points when drawn, based on Goldcorp's current BBB+/Baa3 rating, and is intended to be used for liquidity and general corporate purposes.
At June 30, 2016, the Company had $3.2 billion of available liquidity held in $0.3 billion of cash and cash equivalents and money market investments, and $2.9 billion undrawn on its $3.0 billion credit facility.
The Company may from time to time seek to retire or repurchase our outstanding debt in open market purchases, privately negotiated transactions or otherwise.  Such repurchases, if any, will depend upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.  The amount of debt retired or repurchased may be material.

OUTLOOK UPDATE
Investor interest in the gold market remained strong during the second quarter. The gold price advanced a further 7% over the first quarter, for a total gain of 22% year-to-date. Market sentiment remains positive as growing geopolitical uncertainty around the world overshadows US economic performance and the prospect for higher interest rates in the US. The Company realized an average gold price of $1,277 per ounce in the second quarter, a 6% increase compared to $1,203 per ounce in the first quarter. We expect that economic and political factors will contribute to higher-than-usual volatility, as the US election cycle moves into full swing, investors ponder the impact of Britain's vote to exit the European Union (“Brexit”) and further uncertainty arising from growing anti-European Union sentiment among some member-states.
Currency markets remained volatile during the second quarter of 2016 as markets tried to determine when and if there would be an interest rate increase in the US.  Near the end of the quarter, Brexit added to global uncertainty and helped drive interest rates to record lows.  After strengthening during April, the Canadian dollar reversed its four month trend and closed the quarter unchanged.  The Mexican peso, on the other hand, continued to underperform and traded to an historic low against the US dollar during the Brexit vote in June, before recovering slightly as monetary authorities in Mexico intervened.  Volatility is expected to continue as markets deal with the potential for further deterioration of the European Union and the increasing amount of global debt trading at a negative return.
The new Argentine government implemented positive structural measures at the end of 2015 and in the first quarter of 2016 to reduce or remove controls and restrictions on capital flows and foreign exchange. While these changes have eased restrictions, the economy continues to recover slowly with some obstacles yet to be overcome. The official Annual inflation rate was published as per the government's commitment and the latest official figure stands at more than 40 percent. The increase in the inflation rate was expected as many subsidies were eliminated. Economic activity, while slow in the first two quarters of 2016, is expected to bounce back in the second half of 2016 in response to the government’s market-oriented reforms.

2016 GUIDANCE
The Company remains on track to achieve 2016 production guidance of 2.8 to 3.1 million gold ounces at AISC between $850 and $925 per ounce.(1) The Company expects production to increase in the third and fourth quarter of 2016 compared to the second quarter as Peñasquito returns to normal operations after its maintenance shutdown and increased grades are expected across a number of mines. In addition, AISC are expected to decrease in the third and fourth quarter as compared to the second quarter of 2016 as a result of higher production.

(1)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-39 of this report.

GOLDCORP  |  11

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
The Company’s principal producing mining properties are comprised of the Red Lake, Porcupine, Musselwhite and Éléonore mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic. Cerro Negro and Éléonore achieved commercial production effective January 1, 2015 and April 1, 2015, respectively.
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company’s 100% interests in the Cochenour and Borden projects in Canada and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively.
Effective January 1, 2016, the Company's CODM reviewed the results of its mines and associate that have short mine lives and are headed for closure together as one operating segment. Accordingly, the Company has grouped Los Filos and Marlin into one operating segment, Other mines, and presented its 37.5% interest in Alumbrera as the Other associate operating segment. The segment information for the three and six months ended June 30, 2015 has been restated to reflect the Company's reportable operating segments for the three and six months ended June 30, 2016.
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.

Segmented Financial and Operating Highlights

Three months ended June 30		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by-product ($/oz) (1)	AISC ($/oz) (2)
Peñasquito	2016	129	36	42	1,757	3,094
	2015	522	298	297	194	416
Cerro Negro	2016	121	86	85	529	808
	2015	186	131	130	608	792
Red Lake	2016	91	73	71	675	958
	2015	109	91	92	602	879
Éléonore (3)	2016	94	74	73	857	919
	2015	52	44	43	1,458	1,656
Porcupine	2016	93	73	73	655	844
	2015	88	72	74	759	1,103
Musselwhite	2016	77	59	61	585	721
	2015	71	61	60	616	761
Other mines	2016	148	92	99	794	937
	2015	160	108	109	716	1,006
Other (2)	2016	—	—	—	—	88
	2015	—	—	—	—	71
Total before associates and discontinued operations	2016	753	493	504	777	1,165
	2015	1,188	805	805	529	844
Pueblo Viejo (4)	2016	125	100	96	473	587
	2015	111	87	92	549	688
Other associate (4)	2016	43	20	16	701	839
	2015	18	16	6	3,191	4,900
Wharf (5)	2016	—	—	—	—	—
	2015	—	—	—	—	—
Total – including associates and discontinued operations	2016	921	613	616	728	1,067
	2015	1,317	908	903	547	853

GOLDCORP  |  12

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by-product ($/oz) (1)	AISC ($/oz) (2)
Peñasquito	2016	393	161	164	834	1,542
	2015	886	454	472	291	521
Cerro Negro	2016	295	201	213	440	624
	2015	420	224	291	605	743
Red Lake	2016	190	152	155	605	895
	2015	240	198	199	544	836
Éléonore	2016	177	141	143	831	942
	2015	52	76	43	1,458	1,656
Porcupine	2016	182	147	148	639	840
	2015	154	129	128	808	1,138
Musselwhite	2016	155	127	128	513	633
	2015	139	118	116	685	856
Other mines	2016	305	208	211	771	903
	2015	314	214	211	706	1,051
Other (2)	2016	—	—	—	—	83
	2015	—	—	—	—	76
Total before associates and discontinued operations	2016	1,697	1,137	1,162	659	1,010
	2015	2,205	1,413	1,460	559	888
Pueblo Viejo (4)	2016	264	214	208	411	509
	2015	288	177	229	499	619
Other associate (4)	2016	116	46	45	919	1,019
	2015	75	32	26	1,285	1,830
Wharf (5)	2016	—	—	—	—	—
	2015	19	11	16	941	996
Total – including associates and discontinued operations	2016	2,077	1,397	1,415	631	936
	2015	2,587	1,633	1,731	565	868

(1)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.09 per silver ounce (2015 – $4.07 per silver ounce) sold to Silver Wheaton).

(2)
For the purpose of calculating AISC, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate AISC in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on AISC directly incurred at the mine site. AISC for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(3)
Gold produced in 2015 include pre-commercial production ounces from Éléonore. However, gold sold excludes pre-commissioning sales ounces from Éléonore, prior to April 1, 2015 as these ounces were credited against capitalized project costs.

(4)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera, Pueblo Viejo and NuevaUnión (formerly referred to as Project Corridor), throughout this document; however, these performance measures do not have any standardized meaning. For further information and detailed reconciliations, please see pages 33-39 of this report.

(5)
In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, Wharf was classified as a discontinued operation for the three and six months ended June 30, 2016. The sale of Wharf was completed on February 20, 2015.

GOLDCORP  |  13

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Peñasquito, Mexico

	Three Months Ended June 30			Six Months Ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined – sulphide (thousands)	8,744	10,714	(18)%	18,803	19,931	(6)%
Tonnes of ore mined – oxide (thousands)	288	952	(70)%	1,096	1,747	(37)%
Tonnes of waste removed (thousands)	38,406	40,080	(4)%	73,558	73,137	1%
Tonnes of total material moved (thousands)	47,437	51,747	(8)%	93,456	94,815	(1)%
Ratio of waste to ore	4.3	3.4	26%	3.7	3.4	9%
Average head grade
Gold (grams/tonne)	0.39	1.31	(70)%	0.56	1.07	(48)%
Silver (grams/tonne)	21.76	28.81	(24)%	22.21	26.79	(17)%
Lead	0.22%	0.31%	(29)%	0.22%	0.29%	(24)%
Zinc	0.49%	0.70%	(30)%	0.51%	0.66%	(23)%
Sulphide Ore
Tonnes of ore milled (thousands)	6,607	10,065	(34)%	15,840	19,597	(19)%
Average recovery rate
Gold	51%	76%	(33)%	60%	71%	(15)%
Silver	73%	81%	(10)%	77%	77%	—%
Lead	61%	72%	(15)%	66%	70%	(6)%
Zinc	72%	80%	(10)%	75%	78%	(4)%
Concentrates Produced – Payable Metal Produced
Gold (thousands of ounces)	32	293	(89)%	152	441	(66)%
Silver (thousands of ounces)	3,023	6,756	(55)%	7,636	11,613	(34)%
Lead (thousands of pounds)	17,100	47,500	(64)%	46,100	84,000	(45)%
Zinc (thousands of pounds)	38,300	105,500	(64)%	109,400	188,000	(42)%
Lead concentrate (DMT)	19,800	43,000	(54)%	48,500	77,000	(37)%
Zinc concentrate (DMT)	47,900	100,500	(52)%	120,200	182,000	(34)%
Oxide Ore
Tonnes of ore processed (thousands of ounces)	288	952	(70)%	1,096	1,747	(37)%
Produced
Gold (thousands of ounces)	4	5	(20)%	9	13	(31)%
Silver (thousands of ounces)	94	144	(35)%	195	383	(49)%
Sulphide & Oxide Ores – Payable Metal Produced
Gold (thousands of ounces)	36	298	(88)%	161	454	(65)%
Silver (thousands of ounces)	3,117	6,900	(55)%	7,832	11,995	(35)%
Lead (thousands of pounds)	17,100	47,500	(64)%	46,100	84,200	(45)%
Zinc (thousands of pounds)	38,300	105,500	(64)%	109,400	188,000	(42)%
Gold equivalent ounces (thousands of ounces) (1)	130	521	(75)%	411	845	(51)%

GOLDCORP  |  14

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

	Three months ended June 30			Six months ended June 30
	2016	2015	Change	2016	2015	Change
Sulphide and Oxide Ores – Payable Metal Sold
Gold (thousands of ounces)	42	297	(86)%	164	472	(65)%
Silver (thousands of ounces)	2,551	7,026	(64)%	7,312	12,991	(44)%
Lead (thousands of pounds)	13,300	48,200	(72)%	43,500	87,600	(50)%
Zinc (thousands of pounds)	43,200	88,900	(51)%	116,300	171,500	(32)%
Average realized prices
Gold (per ounce)	$1,309	$1,182	11%	$1,277	$1,195	7%
Silver (per ounce) (2)	$15.51	$12.72	22%	$13.67	$13.39	2%
Lead (per pound)	$0.80	$0.86	(7)%	$0.78	$0.84	(7)%
Zinc (per pound)	$0.95	$0.99	(4)%	$0.85	$0.95	(11)%
Total Cash Costs: by-product (per ounce) (3)	$1,757	$194	806%	$834	$291	187%
Total Cash Costs: co-product (per ounce) (3)	$1,304	$477	173%	$894	$561	59%
AISC (per ounce)	$3,094	$416	644%	$1,542	$521	196%
Mining cost (per tonne)	$2.04	$2.02	1%	$2.02	$2.17	(7)%
Milling cost (per tonne)	$6.86	$6.69	3%	$6.10	$6.87	(11)%
General and administrative cost (per tonne milled)	$3.08	$2.30	34%	$2.45	$2.12	16%
Off-site cost per tonne sold (lead) (4)	$774	$665	16%	$690	$665	4%
Off-site cost per tonne sold (zinc) (4)	$293	$357	(18)%	$301	$355	(15)%
Financial Data (in millions)
Revenues (2)	$129	$522	(75)%	$393	$886	(56)%
Depreciation and depletion	$38	$108	(65)%	$95	$185	(49)%
Earnings (loss) from operations	$(58)	$190	(131)%	$(23)	$248	(109)%
Expenditures on mining interests (5)	$60	$75	(20)%	$122	$120	2%
– Sustaining	$55	$63	(13)%	$112	$103	9%
– Expansionary	$5	$12	(58)%	$10	$17	(41)%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold; by-product metal prices of $16.50 per ounce of silver; $2.75 per pound copper; $0.90 per pound of zinc; and $0.95 per pound of lead (2015 – $1,300; $22.00; $3.00; $0.90; and $0.90 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.09 per ounce (2015 – $4.07 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the three and six months ended June 30, 2016 would be $1,304 per ounce of gold, $15.41 per ounce of silver, $1.49 per pound of lead and $1.17 per pound of zinc and $894 per ounce of gold, $11.01 per ounce of silver, $0.99 per pound of lead, and $0.86 per pound of zinc, respectively (three and six months ended June 30, 2015 – $477, $7.04, $0.59, and $0.64, and $561, $8.00, $0.69, and $0.71, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.09 per ounce (2015 – $4.07 ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the three and six months ended June 30, 2016 would be $1,288 per ounce of gold, $16.13 per ounce of silver, $1.34 per pound of lead, and $1.15 per pound of zinc and $934 per ounce of gold, $11.04 per ounce of silver, $0.91 per pound of lead, and $0.85 per pound of zinc, respectively (three and six months ended June 30, 2015 – $711, $9.41, $0.75, and $0.77, and $579, $7.70, $0.65, and $0.70, respectively).

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

(5)
Expenditures on mining interests is shown on a cash basis and includes expenditures incurred at Camino Rojo. Capital expenditures at Camino Rojo for the three and six months ended June 30, 2016 were $2 million and $3 million, respectively.

Peñasquito's gold production for the three and six months ended June 30, 2016 was significantly lower than the three and six months ended June 30, 2015 due to a variety of factors, including planned lower ore grades and recovery from the upper transitional ore and low grade stockpiles in 2016 compared to 2015, when ore was being sourced from the heart of the deposit. Additionally, production declined as a result of a shutdown of 10 days in the second quarter for planned mill maintenance and a longer than anticipated period to ramp the plant up to full production due to a variety of restart issues. By July 2016, the plant returned to normal operations. Over the next three years, mining activities in the pit are expected to be focused on lower grade ore in the upper parts of the Peñasco pit while stripping is emphasized to ensure an economically optimal pit shell design to maximize the net asset value of the operation. By 2019, Peñasquito’s gold production is expected to benefit from mining

GOLDCORP  |  15

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

higher grades at the bottom of the Peñasco pit and significantly enhanced metallurgical recoveries with the planned completion of the recently approved PLP, as discussed in the "Projects Review" section of this MD&A.
The significant increase in AISC was primarily due to lower gold production and lower by-product revenues, partially offset by lower operating costs and a weaker Mexican peso. The decrease in operating costs for the three and six months ended June 30, 2016 compared to the three and six month period in 2015 was primarily due to a decrease in power due to lower natural gas and fuel costs, lower labour costs, lower contractor expenses and lower explosives costs.
Construction activities continued on the Northern Well Field ("NWF") project with 15% of the total water production commissioned by June 30, 2016.  The NWF remains on schedule for completion by the end of the third quarter of 2016.
In 2016, $3 million was budgeted for exploration to evaluate near pit opportunities to add mining flexibility and to target a significant number of exploration targets in the district corridor.

GOLDCORP  |  16

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro, Argentina

	Three months ended June 30			Six months ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore milled (thousands)	205	304	(33)%	482	585	(18)%
Eureka ore mined (thousands of tonnes)	86	112	(23)%	220	230	(4)%
Eureka ore grade (grams/tonne)
– Gold	10.30	14.32	(28)%	9.84	11.95	(18)%
– Silver	142.2	369.2	(61)%	161.4	298.2	(46)%
Mariana Central ore mined (thousands of tonnes)	119	70	70%	246	96	156%
Mariana Central ore grade (grams/tonne)
– Gold	17.27	22.79	(24)%	17.19	23.02	(25)%
– Silver	97.60	107.5	(9)%	104.40	119.3	(12)%
Stockpile rehandled (thousands of tonnes)	—	122	-	15	259	(94)%
Stockpile ore grade (grams/tonne)
– Gold	—	7.57	-	1.79	9.41	(81)%
– Silver	—	69.6	-	10.90	137.7	(92)%
Average mill head grade (grams/tonne)
– Gold	14.36	13.57	6%	13.34	12.64	6%
– Silver	116.3	188.7	(38)%	127.2	197.7	(36)%
Average recovery rate
– Gold	95%	95%	—%	95%	94%	1%
– Silver	88%	83%	6%	89%	82%	9%
Produced (thousands of ounces)
– Gold	86	131	(34)%	201	224	(10)%
– Silver	648	1,608	(60)%	1,804	3,109	(42)%
– Gold equivalent ounces (2)	96	159	(40)%	229	277	(17)%
Sold (thousands of ounces) (1)
– Gold	85	130	(35)%	213	291	(27)%
– Silver	678	1,805	(62)%	1,968	4,205	(53)%
Average realized price (per ounce)
– Gold	$1,291	$1,198	8%	$1,241	$1,205	3%
– Silver	$17.43	$16.36	7%	$15.90	$16.55	(4)%
Total cash costs: by-product (per ounce) (3)	$529	$608	(13)%	$440	$605	(27)%
Total cash costs: co-product (per ounce) (3)	$599	$686	(13)%	$517	$688	(25)%
AISC (per ounce)	$808	$792	2%	$624	$743	(16)%
Mining cost (per tonne)	$110.00	$124.72	(12)%	$100.81	$119.88	(16)%
Milling cost (per tonne)	$42.88	$43.06	—%	$37.00	$44.45	(17)%
General and administrative cost (per tonne milled)	$143.26	$127.40	12%	$110.64	$114.58	(3)%
Financial Data (in millions)
Revenues	$121	$186	(35)%	$295	$420	(30)%
Depreciation and depletion	$46	$71	(35)%	$113	$175	(35)%
Earnings from operations	$11	$7	57%	$49	$—	—%
Expenditures on mining interests (4)	$26	$64	(59)%	$51	$168	(70)%
– Sustaining	$21	$24	(13)%	$35	$39	(10)%
– Expansionary	$5	$40	(88)%	$16	$129	(88)%

GOLDCORP  |  17

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

(1)	Gold sales during the first quarter of 2015 exceeded production by 67,000 ounces due to 115,200 ounces produced in 2014 which were sold in the first quarter of 2015.

(2)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $16.50 per ounce of silver (2015 – $1,300 and $22.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Cerro Negro for the three and six months ended June 30, 2016 would be $599 per ounce of gold and $8.63 per ounce of silver and $517 per ounce of gold and $7.57 per ounce of silver, respectively (three and six months ended June 30, 2015 – $686 and $10.73, and $688 and $10.77, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33). Using actual realized sales prices, the co-product total cash costs for the three and six months ended June 30, 2016 would be $600 per ounce of gold and $8.56 per ounce of silver and $521 per ounce of gold and $7.18 per ounce of silver, respectfully (three and six months ended June 30, 2015 – $697 and $9.97, and $699 and $10.04, respectively).

(4)	Expenditures on mining interests is shown on a cash basis.
Cerro Negro currently consists of the Eureka and Mariana Central underground mines, both of which feed a single processing facility. The operational focus at Cerro Negro is on improving development rates, backfill capabilities, and optimization of mine sequencing and costs. Longer term planning includes completing a pre-feasibility study by the end of 2016 for additional veins at the Marianas Complex. The Cerro Negro Marianas Complex Life of Mine Study is focused on developing an optimal mine design, development execution plan and production schedule to maximize net asset value for Cerro Negro. The short-term plan is to enable ore development from Mariana Norte in 2017 to add to the current production from the Mariana Central and Eureka underground mines. Cerro Negro expects to sustain its nameplate mill capacity of 4,000 tonnes per day in 2018.
Gold production for the three and six months ended June 30, 2016 was lower than the same periods in 2015 due to lower tonnes of ore processed from the exhaustion of surface stockpiles, which contributed significantly to mill feed in 2015. However, ore mined from Mariana Central and Eureka for the three and six months ended June 30, 2016 increased by 13% and 43%, respectively, compared to the same periods in 2015. While underground ore production improved from 2015 levels, productivity was negatively impacted by a large workforce reduction as part of the restructuring process that commenced during the second quarter of 2016. This reduction resulted in a five-day shutdown of the site in May. These reductions and other improvement initiatives are expected to contribute an estimated sustainable savings of approximately $65 million in annual efficiencies.
AISC for the three months ended June 30, 2016 were similar to the three months ended June 30, 2015. Lower AISC for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 were primarily due to a weaker Argentine peso and lower operating costs, partially offset by lower production and lower by-product credits. The decrease in operating costs was attributable to lower contractor costs, the elimination of Argentina's 5% tax on doré mineral exports and a decrease in labor and site costs as headcount decreased by 16% when compared to the second quarter of 2015.
In 2016, $16 million was budgeted for exploration step-out and infill drilling to expand reserves and resources at the Marianas Complex, San Marcos, and Eureka zones. During the second quarter of 2016, exploration continued to focus on resource and reserve expansion from surface drilling at the Marianas Complex, with 24,263 metres drilled at the Emilia and Mariana Norte Este B veins.  Additional reserve expansion at these two zones has the potential to further enhance the value of synergies being developed by the Marianas Complex Life of Mine Study. Final drill results received to date for the 2016 campaign can be found in the section entitled "Cerro Negro Exploration Program Drill Results to June 30, 2016" of this MD&A.  As is typical of the Cerro Negro epithermal systems, the ore grade zones are bounded to a specific vertical horizon, within which there are higher grade ore shoots, hence the wide range of grades and thicknesses.
The most significant result received to date at the Emilia Vein, which is interpreted to be a fault offset structure to the east of the Mariana Central mine, was in hole MDD-16041 which intersected 4.66 metres true width at 149.17 grams per tonne ("g/t") Au and 858.2 g/t Ag in a step-out approximately 150 metres to the east of the December 31, 2015 Inferred resource boundary.  The most significant result received at Mariana Norte Este B was in hole MDD-16053 which intersected 15.47 metres true width at 31.22 g/t Au and 184.0 g/t Ag in a step-out approximately 135 metres east of the main December 31, 2015 Inferred resource body and 100 metres up dip of the nearest hole from the 2015 drilling program.  Both of these holes are noteworthy in that they are step-out holes greater than 100 metres to the east of the December 31, 2015 Inferred Resource boundaries, represent grade thicknesses in excess of deposit averages, and additional ore grade results have been encountered in nearby holes. Tighter spaced follow-up drilling is ongoing in these zones. Exploration expenditures incurred during the second quarter of 2016 were $5 million. In the third quarter of 2016, exploration will be focused on expanding reserves and resources at the Emilia, Mariana Norte Este B, San Marcos and Eureka veins, comprised of 25,000 metres of diamond drilling with a budget of $5 million.
Year to date exploration programs have achieved 28,106 metres of drilling, and exploration expenditures have totaled $6 million.

GOLDCORP  |  18

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (Goldcorp’s interest: 40%)
(tabular amounts below represent Goldcorp's proportionate 40% share)

	Three months ended June 30			Six months ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	1,672	1,252	34%	3,768	1,957	93%
Tonnes of waste removed (thousands)	2,204	2,602	(15)%	4,321	4,926	(12)%
Ratio of waste to ore	1.3	2.1	(38)%	1.1	2.5	(56)%
Tonnes of ore processed (thousands)	699	694	1%	1,464	1,439	2%
Average mill head grade (grams/tonne)
– Gold	4.94	4.54	9%	5.15	4.41	17%
– Silver	22.3	39.3	(43)%	22.1	35.3	(37)%
Average recovery rate
– Gold	90%	86%	5%	89%	87%	2%
– Silver	59%	4%	1,375%	53%	15%	253%
Produced (thousands)
– Gold (ounces)	100	87	15%	214	177	21%
– Silver (ounces)	298	38	684%	554	232	139%
– Copper (pounds)	100	400	(75)%	700	400	75%
– Gold equivalent ounces (1)	105	89	18%	225	182	24%
Sold (thousands)
– Gold (ounces)	96	92	4%	208	229	(9)%
– Silver (ounces)	175	73	140%	501	550	(9)%
Average realized price
– Gold (per ounce)	$1,264	$1,188	6%	$1,225	$1,212	1%
– Silver (per ounce)	$17.14	$16.38	5%	$15.60	$16.72	(7)%
Total cash costs: by-product (per ounce)(2)	$473	$549	(14)%	$411	$499	(18)%
Total cash costs: co-product (per ounce)(2)	$499	$558	(11)%	$438	$521	(16)%
AISC (per ounce)	$587	$688	(15)%	$509	$619	(18)%
Mining cost (per tonne)	$3.07	$2.70	14%	$2.89	$2.64	9%
Milling cost (per tonne)	$52.66	$50.25	5%	$46.13	$50.93	(9)%
General and administrative cost (per tonne milled)	$7.45	$10.64	(30)%	$8.91	$10.41	—
Financial Data (in millions) (3)
Revenues	$125	$111	13%	$264	$288	(8)%
Depreciation and depletion	$7	$27	(74)%	$20	$63	(68)%
Earnings from operations	$69	$32	116%	$150	$101	49%
Expenditures on mining interests (4)	$10	$11	(9)%	$19	$24	(21)%
– Sustaining	$10	$11	(9)%	$19	$24	(21)%
– Expansionary	$—	$—	—	$—	$—	—

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $16.50 per ounce of silver and $2.75 per pound of copper (2015 – $1,300; $22.00 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the three and six months ended June 30, 2016 would be $499 per ounce of gold and $6.78 per ounce of silver and $438 per ounce of gold and $5.96 per ounce of silver, respectively (three and six months ended June 30, 2015 – $558 and $8.36, and $521 and $7.82, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33). Using actual realized sales prices, the co-product total cash costs for the three and six months ended June 30, 2016 would be $499 per ounce of gold and $6.74 per ounce of silver and $439 per ounce of gold and $5.58 per ounce of silver (three and six months ended June 30, 2015 – $559 and $7.70, $439 and $7.21 respectively).

GOLDCORP  |  19

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

(3)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of (Loss) Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the three and six months ended June 30, 2016, the Company's equity earnings from Pueblo Viejo were $22 million and $58 million, respectively (2015 – equity loss of $8 million and equity earnings of $20 million, respectively).

(4)	Expenditures on mining interests is shown on a cash basis.
Pueblo Viejo's gold production for the three and six months ended June 30, 2016 was higher than the three and six months ended June 30, 2015 primarily due to higher head grades as a result of normal mine sequencing. The higher silver production for the three and six months ended June 30, 2016 was primarily attributable to higher recoveries due to the preg-robbing characteristics of ore processed in 2015.
AISC for the three and six month periods ended June 30, 2016 were lower primarily due to higher gold production, lower maintenance and energy and diesel costs, partially offset by higher equipment rentals.

GOLDCORP  |  20

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake, Canada

	Three months ended June 30			Six months ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	142	151	(6)%	304	285	7%
Tonnes of ore milled (thousands)	142	151	(6)%	304	285	7%
Average mill head grade (grams/tonne)	16.31	18.45	(12)%	16.29	22.02	(26)%
Average recovery rate	96%	96%	—%	96%	97%	(1)%
Gold (thousands of ounces)
– Produced (1)	73	91	(20)%	152	198	(23)%
– Sold	71	92	(23)%	155	199	(22)%
Average realized gold price (per ounce)	$1,275	$1,191	7%	$1,225	$1,204	2%
Total cash costs: by-product (per ounce)	$675	$602	12%	$605	$544	11%
AISC (per ounce)	$958	$879	9%	$895	$836	7%
Mining cost (per tonne)	$229.33	$212.64	8%	$202.27	$224.35	(10)%
Milling cost (per tonne) (1)	$53.33	$53.41	—%	$49.05	$54.76	(10)%
General and administrative cost (per tonne milled)	$68.92	$72.86	(5)%	$60.91	$73.06	(17)%
Financial Data (in millions)
Revenues	$91	$109	(17)%	$190	$240	(21)%
Depreciation and depletion	$28	$30	(7)%	$59	$64	(8)%
Earnings from operations	$12	$18	(33)%	$25	$60	(58)%
Expenditures on mining interests (2)	$24	$38	(37)%	$55	$92	(40)%
– Sustaining	$17	$17	—%	$38	$43	(12)%
– Expansionary	$7	$21	(67)%	$17	$49	(65)%

(1)
Included in tonnes of ore milled and gold ounces produced for the second quarter of 2016 are 5,000 tonnes and 2,000 ounces from the Cochenour gold project. There were no tonnes or gold ounces produced in the second quarter of 2015.

(2)
Expenditures on mining interests is shown on a cash basis and includes expenditures incurred at the Cochenour project which is classified as expansionary capital. Capital expenditures at Cochenour for the three and six months ended June 30, 2016 were $7 million and $17 million, respectively (three and six months ended June 30, 2015 – $21 million, $49 million).

Gold production at Red Lake for the three and six months ended June 30, 2016 was lower than the three and six months ended June 30, 2015 due to planned lower grades. The production from the Upper Red Lake zones continues to increase with the completion of a more efficient material handling system and improved mining efficiencies through the conversion to bulk mining. As expected, lower grades and lower tonnes from the High Grade Zone ("HGZ") and Campbell offset these improvements. Trade-off studies continued to advance on the rationalization of the infrastructure with results expected by the end of 2016.
AISC increased for the three and six months ended June 30, 2016, compared to the three and six months ended June 30, 2015 from lower production, partially offset by a weaker Canadian dollar, lower operating costs and lower exploration costs. The decrease in exploration expenditures was attributable to decreased drilling and development at HG Young. The decrease in operating costs for the three months ended June 30, 2016 was attributable to lower employee costs and consumable costs. The decrease in operating costs for the six months ended June 30, 2016 was attributable to decreased community costs as the signing of the Wabauskang First Nations Agreement occurred in the first quarter of 2015.
In 2016, $36 million was budgeted for exploration (excluding Cochenour) for 81,000 metres of drilling focused on reserve replacement within the limits of Red Lake.  The main targets include the R Zone, Far East, Upper Red Lake, NXT and HGZ.  HG Young has a total of 74,000 metres of drilling budgeted to target the expansion and conversion of the current defined resource.  Regional exploration has a total of 12,000 drill metres budgeted and will test early stage exploration targets.  During the second quarter of 2016, mine exploration drilling totaled 27,000 metres focused on the R Zone, Upper Red Lake and Far East. At HG Young there was an additional 20,000 metres of drilling. Exploration expenditures incurred during the first six months of 2016 were $13 million. In the third quarter of 2016, approximately 40,000 metres of exploration drilling is planned with a focus on mine exploration, HG Young and regional targets.  HG Young is expected to commence a surface decline in 2017 which will provide access to the higher confidence areas for exploration. Expenditures at HG Young were lower in the first half of 2016 compared to 2015, as further definition drilling will be more efficient from the access provided by the decline as opposed to surface drilling.

GOLDCORP  |  21

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore, Canada

	Three months ended June 30			Six months ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	444	313	42%	834	564	48%
Tonnes of ore milled (thousands)	444	388	14%	831	654	27%
Average mill head grade (grams/tonne)	5.60	4.77	17%	5.62	4.77	18%
Average recovery rate	90%	90%	—%	90%	88%	2%
Gold (thousands of ounces)
– Produced	74	44	68%	141	76	86%
– Sold	73	43	70%	143	77	86%
Average realized gold price (per ounce)	$1,279	$1,190	7%	$1,234	$1,190	4%
Total cash costs: by-product (per ounce)	$857	$1,458	(41)%	$831	$1,458	(43)%
AISC (per ounce)	$919	$1,656	(45)%	$942	$1,656	(43)%
Mining cost (per tonne)	$65.03	$97.66	(33)%	$62.72	$97.66	(36)%
Milling cost (per tonne)	$37.70	$41.78	(10)%	$39.50	$41.78	(5)%
General and administrative cost (per tonne milled)	$34.16	$47.35	(28)%	$37.18	$47.35	(21)%
Financial Data (in millions)
Revenues (1)	$94	$52	81%	$177	$52	240%
Depreciation and depletion	$37	$30	23%	$73	$30	143%
Loss from operations	$(6)	$(39)	(85)%	$(15)	$(39)	(62)%
Expenditures on mining interests (2)	$18	$78	(77)%	$39	$194	(80)%
– Sustaining	$4	$8	(50)%	$15	$8	88%
– Expansionary	$14	$70	(80)%	$24	$186	(87)%

(1)
During the pre-commissioning production period (prior to April 1, 2015), costs incurred, net of proceeds from sales of $48 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

(2)	Expenditures on mining interests is shown on a cash basis.
Éléonore is an underground mine, which commenced commercial production effective April 1, 2015, where ore is currently hoisted through the exploration shaft and supplemented through trucking to surface from the upper horizon of the mine. The production shaft is planned to be operational by the end of 2016, which will drive improvements in efficiencies and costs. The underground mining rate continues to ramp-up as planned to meet the nameplate mill capacity of 7,000 tonnes per day. Mine production is expected to average between 4,700 to 5,000 tonnes per day of ore from four production horizons in 2016. Development will continue to support expansion to six mining horizons to enable the ramp-up to a 7,000 tonnes per day mining and milling rate in the first half of 2018.
Gold production for the three and six months ended June 30, 2016 was higher than the same periods in 2015 as a result of higher mill throughput, an increase in the ore grade and improved recoveries for the six month period. Higher tonnes processed in 2016 were the result of greater tonnes mined as mining continued across four horizons compared to two in the first half of 2015, improvement in the reliability of the filtration plant enabling higher mill throughput as well as a mill shutdown due to water issues in first quarter 2015. Higher grades were the result of improved stope designs after accounting for the folding and faulting of the ore body. Production in 2015 included stockpiled material, while mill feed in 2016 is comprised solely of material delivered directly from the mine.
The decreases in AISC for the three and six months ending June 30, 2016 compared to the same periods in 2015 were primarily due to higher production and the weaker Canadian Dollar.
Work on the production shaft continued in the second quarter of 2016. Construction of the ore handling system on the 690 level and the surface ore transfer building continue to progress on schedule and are on track to be commissioned in the third quarter of 2016. Full hoisting capacity, including the shaft bottom loading pocket, are expected to be completed in the fourth quarter of 2016. This is expected to increase efficiencies and reduce operating costs.
In 2016, $5 million was budgeted for exploration to continue to target the deep projection of the center and southern ore bodies and the 494 zone. During the second quarter of 2016, exploration drilling was focused on the 494 area (below 650 metres) and tested the deep projection of the south and central portion of the deposit (below 1,000 metres). In the third quarter of 2016, exploration will be focusing on the 494 zone, on the deep projection of the south and central portion of the deposit and on the upper horizons (upper 650 metres).

GOLDCORP  |  22

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine, Canada

	Three months ended June 30			Six months ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore milled (thousands)	897	1,021	(12)%	1,807	1,782	1%
Hoyle Pond ore mined (thousands of tonnes)	99	76	30%	200	148	35%
Hoyle Pond ore grade (grams/tonne)	14.16	16.22	(13)%	14.55	16.25	(10)%
Dome ore mined (thousands of tonnes)	107	131	(18)%	224	254	(12)%
Dome ore grade (grams/tonnes)	4.00	3.35	19%	3.63	3.16	15%
Hollinger ore mined (thousands of tonnes)	473	188	152%	862	249	246%
Hollinger ore grade (grams/tonnes)	1.05	1.01	4%	0.93	1.10	(15)%
Stockpile ore mined (thousands of tonnes)	218	626	(65)%	521	1,131	(54)%
Stockpile ore grade (grams/tonne)	0.67	0.78	(14)%	0.64	0.79	(19)%
Average mill head grade (grams/tonne)	2.75	2.30	20%	2.69	2.45	10%
Average recovery rate	92%	90%	2%	91%	90%	1%
Gold (thousands of ounces)
– Produced	73	72	1%	147	128	15%
– Sold	73	74	(1)%	148	128	16%
Average realized gold price (per ounce)	$1,271	$1,193	7%	$1,224	$1,200	2%
Total cash costs: by-product (per ounce)	$655	$759	(14)%	$639	$808	(21)%
AISC (per ounce)	$844	$1,103	(23)%	$840	$1,138	(26)%
Mining cost (per tonne)	$97.30	$108.70	(10)%	$92.26	$114.89	(20)%
Milling cost (per tonne)	$7.34	$7.93	(7)%	$7.37	$9.31	(21)%
General and administrative cost (per tonne milled)	$11.09	$12.07	(8)%	$10.09	$14.00	(28)%
Financial Data (in millions)
Revenues	$93	$88	6%	$182	$154	18%
Depreciation and depletion	$17	$13	31%	$35	$24	46%
Earnings from operations	$29	$22	32%	$47	$32	47%
Expenditures on mining interests (1)	$14	$32	(56)%	$30	$48	(38)%
– Sustaining	$10	$22	(55)%	$22	$35	(37)%
– Expansionary	$4	$10	(60)%	$8	$13	(38)%

(1)
Expenditures on mining interests is shown on a cash basis and includes expenditures incurred at the Borden project which was acquired on March 13, 2015 and classified as expansionary capital. Capital expenditures at Borden for the three and six months ended June 30, 2016 were $3 million and $7 million, respectively (three and six months ended June 30, 2015 – $10 million and $13 million, respectively).

Porcupine's Dome processing facility is fed ore from four different sources: Hoyle Pond, Dome, Hollinger and stockpile material. During 2016, the Hollinger open pit ramped up after commencing twenty-four hour per day production in the fourth quarter of 2015. In 2016, the stockpile material will be depleted.
The Dome underground has deferred closure activities, which were previously scheduled for mid-2016. With the recent increase in gold prices and operating cost reductions that have resulted in higher margins, the site is determining options to extend mine life.
The Hoyle Deep project was completed early in the second quarter of 2016 and has allowed for more efficient movement of personnel and material to the lower levels of the mine. The winze has reduced travel time by two hours per shift which, together with increased production levels in 2016, has resulted in an additional 100 metres of development per month.  Further production increases beyond the current 1,000 tonnes of ore per day are expected as development expands and efficiencies from the new infrastructure are leveraged.

GOLDCORP  |  23

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Gold production for the three and six months ended June 30, 2016 was higher than the three and six months ended June 30, 2015 from higher grades partially offset by lower tonnage processed for the three month period. Grades were positively impacted by increased Hollinger pit material displacing lower grade stockpile material and higher grades from Dome underground. Lower milled tonnes for the three month period ended June 30, 2016 was due to the longer grinding time required for Hollinger material to optimize recovery as well as lower tonnes from Dome.
Lower AISC for the three and six months ending June 30, 2016 compared to the three and six months ended June 30, 2015 were primarily due to lower sustaining capital expenditures from the completion of the Hoyle Deep project, a weaker Canadian dollar, higher gold production and lower operating costs.
In 2016, $6 million was budgeted for exploration with 57,000 metres of underground exploration drilling at Hoyle Pond and 10,500 metres of regional exploration drilling.  During the second quarter of 2016, exploration focused on expanding current ore zones at Hoyle Pond, including expanding reserves and resources on down dip extensions of known veins where a total of 18,500 metres were drilled for $1 million in expenditures.

GOLDCORP  |  24

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite, Canada

	Three months ended June 30			Six months ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	287	306	(6)%	562	577	(3)%
Tonnes of ore milled (thousands)	283	304	(7)%	572	574	—%
Average mill head grade (grams/tonne)	6.80	6.56	4%	7.23	6.63	9%
Average recovery rate	96%	97%	(1)%	96%	97%	(1)%
Gold (thousands of ounces)
– Produced	59	61	(3)%	127	118	8%
– Sold	61	60	2%	128	116	10%
Average realized gold price (per ounce)	$1,267	$1,190	6%	$1,211	$1,198	1%
Total cash costs: by-product (per ounce)	$585	$616	(5)%	$513	$685	(25)%
AISC (per ounce)	$721	$761	(5)%	$633	$856	(26)%
Mining cost (per tonne)	$62.01	$64.83	(4)%	$59.91	$71.96	(17)%
Milling cost (per tonne)	$12.89	$11.92	8%	$12.35	$14.01	(12)%
General and administrative cost (per tonne milled)	$41.29	$37.90	9%	$40.27	$41.09	(2)%
Financial Data (in millions)
Revenues	$77	$71	8%	$155	$139	12%
Depreciation and depletion	$17	$15	13%	$32	$28	14%
Earnings from operations	$23	$19	21%	$54	$32	69%
Expenditures on mining interests (1)	$7	$6	17%	$12	$15	(20)%
– Sustaining	$7	$6	17%	$12	$15	(20)%
– Expansionary	$—	$—	—	$—	$—	—

(1)	Expenditures on mining interests is shown on a cash basis.

Gold production at Musselwhite for the three and six months ended June 30, 2016 was essentially unchanged from the three and six months ended June 30, 2015. Following a decision to proceed with the Materials Handling Project in July 2016, incremental production of approximately 20% is expected beginning in 2019. The Materials Handling Project is discussed further in the "Projects Review" section of this MD&A.
AISC for the three and six months ending June 30, 2016 were lower than the three and six months ended June 30, 2015 primarily due to the weaker Canadian Dollar. AISC for the six months ended June 30, 2016 were also lower than the same period in 2015 due to higher gold production in the first half of 2016.
In 2016, $9 million was budgeted for exploration with 55,000 metres of drilling on the West Limb, Upper Lynx and PQ Deeps.  During the second quarter 13,000 metres were drilled with a focus on reserve replacement in the West Limb (Saddle and Spur) and the Upper Lynx, as well as continuing to define the Lynx North. Exploration expenditures incurred during the second quarter of 2016 were $1 million.

GOLDCORP  |  25

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OTHER MINE SITE OPERATING AND FINANCIAL DATA
The Company's Other operations consist of Los Filos in Mexico, Marlin in Guatemala, and Alumbrera in Argentina (37.5% interest).

Los Filos, Mexico

	Three months ended June 30			Six months ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	2,324	4,013	(42)%	6,320	8,519	(26)%
Tonnes of waste removed (thousands)	2,720	12,707	(79)%	8,415	24,194	(65)%
Ratio of waste to ore	1.2	3.2	(63)%	1.4	2.9	(52)%
Tonnes of ore processed (thousands)	2,437	3,945	(38)%	6,385	8,419	(24)%
Average grade processed (grams/tonne)	0.80	0.88	(9)%	0.86	0.72	19%
Average recovery rate	74%	66%	12%	64%	57%	12%
Gold (thousands of ounces)
– Produced	66	67	(1)%	147	128	15%
– Sold	74	66	12%	149	125	19%
Total cash costs: by-product (per ounce) (1)	$704	$919	(23)%	$734	$906	(19)%
AISC (per ounce) (1)	$822	$1,071	(23)%	$831	$1,115	(25)%
Financial Data (in millions)
Expenditures on mining interests (2)	$8	$9	(11)%	$13	$24	(46)%
– Sustaining	$8	$9	(11)%	$13	$24	(46)%
– Expansionary	$—	$—	—	$—	$—	—

(1)
Includes a $4 million cash reduction of the carrying value of the heap leach ore inventory to net realizable value during the three months ended June 30, 2015; six months ended June 30, 2015 – $9 million cash reduction. Excluding the impact of the carrying value reduction, total cash costs and AISC for the three and six months ended June 30, 2015 were $857 per ounce and $1,009 per ounce and $835 per ounce and $1,044, respectively.

(2)	Expenditures on mining interests is shown on a cash basis.
During the second quarter of 2016, Los Filos continued to operate according to a revised mine plan with a smaller pit and lower stripping costs, while optimizing grade in the near term and a focused reduction in the leach pad inventory.
Gold production was similar for the three month periods ended June 30, 2016 and 2015 and higher for the six month period ended June 30, 2016 compared to the six months ended June 30, 2015. Gold production was higher than the six months ended June 30, 2015 as a result of placement of higher grade ores and higher recovery, partially offset by lower tonnes placed.
AISC for the three and six months ending June 30, 2016 were lower than the corresponding periods in 2015 due to higher gold sales, weaker Mexican Peso and the revised mine plan with a lower strip ratio that focused on a smaller pit.
The Company has commenced a review to optimize the value of the Los Filos asset and the mineral resources contained within its extensive concession holdings in the heart of the Guerrero Gold Belt as the operation transitions towards a predominantly higher grade underground operation. The focus in the existing underground operations was on production improvement and defining the extension of the ore bodies along strike. Preparations have commenced to trial a more productive mining method utilizing underhand cut and fill with cemented rock fill. Additionally, trials will commence in the second half of 2016 using continuous mining methods to determine their feasibility on the relatively soft rock types found within the Los Filos geological setting. If successful, these new mining methods are expected to result in an improvement in underground mining costs that could significantly extend mine life and improve the underground operation's margins.
Exploration activities in the second half of 2016 will focus on infill and geotechnical drilling to provide additional information for the advancement of the Bermejal Deep underground pre-feasibility study that is based on the resource located below the current Bermejal open pit surface. The Bermejal Deep underground resource as at December 31, 2015 contains approximately 1.3 million ounces of measured and indicated resources and 1.1 million ounces of inferred resources and is open along strike and at depth. A positive internal study was completed in July 2016 and a pre-feasibility study is scheduled to commence in the second half of 2016 for completion in the first half of 2017.
During the second quarter of 2016, possible small tonnage extensions to the open pit operations have been identified with vein outcrops at surface at the Guadalupe and San Pablo prospects south of the existing Bermejal open pit. These targets could provide high-grade open pit ore at relatively low strip ratio and development costs and will be further tested in the second half of 2016.

GOLDCORP  |  26

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Marlin, Guatemala

	Three months ended June 30			Six months ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	179	321	(44)%	475	649	(27)%
Tonnes of ore milled (thousands)	194	335	(42)%	487	682	(29)%
Average mill head grade (grams/tonne)
– Gold	4.14	3.86	7%	3.96	4.05	(2)%
– Silver	206	181	14%	185	176	5%
Average recovery rate
– Gold	97%	97%	—%	97%	97%	—%
– Silver	96%	96%	—%	96%	95%	1%
Produced (thousands of ounces)
– Gold	26	41	(37)%	61	86	(29)%
– Silver	1,249	1,887	(34)%	2,791	3,617	(23)%
– Gold equivalent ounces (1)	44	73	(40)%	103	147	(30)%
Sold (thousands of ounces)
– Gold	26	43	(40)%	62	86	(28)%
– Silver	1,320	1,885	(30)%	2,890	3,585	(19)%
Total cash costs: by-product (per ounce) (2)	$1,051	$397	165%	$862	$416	107%
Total cash costs: co-product (per ounce) (2)	$1,122	$669	68%	$972	$677	44%
AISC (per ounce)	$1,263	$904	40%	$1,074	$958	12%
Financial Data (in millions)
Expenditures on mining interests (3)	$—	$16	(100)%	$2	$35	(94)%
– Sustaining	$—	$16	(100)%	$2	$35	(94)%
– Expansionary	$—	$—	—	$—	$—	—

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $16.50 per ounce of silver (2015 – $1,300; $22.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three and six months ended June 30, 2016 would be $1,122 per ounce of gold and $15.61 per ounce of silver and $972 per ounce of gold and $13.53 per ounce of silver, respectively (three and six months ended June 30, 2015 – $669 and $10.29, and $677 and $10.39, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33). Using actual realized sales prices, the co-product total cash costs for the three and six months ended June 30, 2016 would be $1,132 per ounce of gold and $15.40 per ounce of silver and $990 per ounce of gold and $13.13 per ounce of silver, respectfully (three and six months ended June 30, 2015 – $691 and $9.79, and $698 and $9.90, respectively).

(3)	Expenditures on mining interests is shown on a cash basis.
Gold production for the three and six months ended June 30, 2016 was negatively impacted by a mine shut down for a complete review of safety procedures following a fatality in the second quarter of 2016.
Higher AISC for the three and six months ended June 30, 2016 as compared to the corresponding periods in 2015 were primarily the result of lower gold production, partially offset by lower sustaining capital expenditures.
In 2016, $4 million was budgeted for exploration in targets within the current mining license. Exploration potential in the Marlin district remains attractive for new discoveries. During the second quarter of 2016, exploration focused on West Vero and Marlin veins in order to increase short term reserves, where 28,000 metres were drilled.  Exploration expenditures incurred during the second quarter of 2016 were $3 million.
Marlin is currently scheduled for closure commencing in the fourth quarter of 2016.

GOLDCORP  |  27

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera, Argentina (Goldcorp’s interest: 37.5%)
(tabular amounts below represent Goldcorp's proportionate 37.5% share)

	Three months ended June 30			Six months ended June 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	2,916	3,857	(24)%	5,853	7,474	(22)%
Tonnes of waste removed (thousands)	3,292	5,246	(37)%	6,065	8,478	(28)%
Ratio of waste to ore	1.1	1.4	(21)%	1.0	1.1	(9)%
Tonnes of ore milled (thousands)	3,155	3,082	2%	6,347	6,302	1%
Average mill head grade
– Gold (grams/tonne)	0.30	0.24	25%	0.32	0.24	33%
– Copper	0.26%	0.19%	37%	0.27%	0.19%	42%
Average recovery rate
– Gold	66%	64%	3%	68%	64%	6%
– Copper	78%	65%	20%	81%	67%	21%
Produced (thousands)
– Gold (ounces)	20	16	25%	46	32	44%
– Copper (pounds)	14,300	8,300	72%	30,900	17,500	77%
– Gold equivalent ounces (1)	57	36	58%	124	74	68%
Sold (thousands)
– Gold (ounces)	16	6	167%	45	26	73%
– Copper (pounds)	11,100	4,400	152%	30,200	19,400	56%
Total cash costs: by-product (per ounce) (2)	$701	$3,191	(78)%	$919	$1,285	(28)%
Total cash costs: co-product (per ounce) (2)	$766	$1,645	(53)%	$836	$1,007	(17)%
AISC (per ounce)	$839	$4,900	(83)%	$1,019	$1,830	(44)%
Financial Data (in millions)
Expenditures on mining interests (3)	$—	$6	(100)%	$—	$7	(100)%
– Sustaining	$—	$6	—	$—	$7	—
– Expansionary	$—	$—	—%	$—	$—	—%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $2.75 per pound of copper (2015 – $1,300 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three and six months ended June 30, 2016 would be $766 per ounce of gold and $2.06 per pound of copper and $836 per ounce of gold and $2.22 per pound of copper, respectively (three and six months ended June 30, 2015 – $1,645 and $4.33, $1,007 and $2.82, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33). Using actual realized sales prices, the co-product total cash costs for the three and six months ended June 30, 2016 would be $953 per ounce of gold and $1.79 per pound for copper and $1,034 per ounce of gold and $1.96 per pound of copper, respectively (three and six months ended June 30, 2015 – $1,828 and $4.29, $1,156, and $2.68, respectively).

(3)	Expenditures on mining interests is shown on a cash basis.
Alumbrera’s gold and copper production for the three and six months ended June 30, 2016 increased as compared to the corresponding periods in 2015 due to higher grades and recoveries, which resulted from higher grade ore mined in phase 12. Total material mined is lower since the three and six months ended June 30, 2015 included a higher stripping ratio due to development of phases 12, 13, 14, which was completed in the fourth quarter of 2015.

AISC for the three and six months ended June 30, 2016 decreased primarily due to higher sales volume, the elimination of Argentina's 10% export tax on concentrate mineral exports, the weaker Argentine Peso, and lower sustaining capital expenditures, partially offset by higher operating costs.

GOLDCORP  |  28

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

The Company has several projects underway that provide potential growth and growth in net asset value. The current project milestones for 2016 and 2017 are outlined below.

	2016				2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Peñasquito – Pyrite Leach Project (100%-owned)	Feasibility study		Execution
Musselwhite – Materials Handling Project (100%-owned)	Internal study		Execution
Red Lake – HG Young (100%-owned)	Concept study
Red Lake – Cochenour (100%-owned)	Advanced exploration
Peñasquito – Camino Rojo Oxide Project (100%-owned)	Pre-feasibility study
Porcupine – Borden (100%-owned)	Pre-feasibility study
NuevaUnión (formerly Project Corridor) (50%-owned)	Trade-off studies			Pre-feasibility study
Coffee (100%-owned)			Permitting and Exploration
The Company budgeted approximately $100 million for 2016 to bring its internal growth projects through their various study phases. Peñasquito's Pyrite Leach Project and Musselwhite's Materials Handling Project were approved by the Company's Board of Directors on July 27, 2016. With the approval of these projects, the recently acquired Coffee project, and additional expenditures planned at Mariana Norte, growth capital for 2016 is expected to increase to $190 million to $200 million.
Project expenditures relating to the Company's growth projects for the three and six months ended June 30, 2016 were as follows:

	June 30, 2016		June 30, 2015
Project	Three months ended	Six months ended	Three months ended	Six months ended
Peñasquito – Pyrite Leach Project	$3	$7	$5	$6
Musselwhite – Materials Handling Project	1	1	—	—
Red Lake – HG Young	3	6	7	13
Red Lake – Cochenour	5	16	20	42
Peñasquito – Camino Rojo Oxide Project	3	4	1	6
Porcupine – Borden	3	6	3	5
NuevaUnión (formerly referred to as Project Corridor) (50%)	3	8	2	6
TOTAL	$21	$48	$38	$78
Of the $21 million and $48 million of expenditures for the three and six months ended June 30, 2016, $18 million and $42 million are included in expenditures on mining interests and $3 million and $6 million, relating to HG Young, have been expensed as exploration.

GOLDCORP  |  29

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito: Pyrite Leach Project ("PLP")
The Company's Board of Directors approved the PLP on July 27, 2016 and mobilization is expected to commence in August 2016.
The PLP is expected to increase overall gold and silver recovery by treating the zinc tailings before discharge to the tailings storage facility. Based on a feasibility study entitled "Feasibility Study Report Peñasquito Metallurgical Enhancement Project" completed in December 2015 by Fluor Canada Inc. (the "Feasibility Study"), the PLP is expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings. The PLP is expected to add annual incremental production of approximately 100 - 140 thousand gold ounces and approximately 4-6 million silver ounces.  Commercial production is expected in the first quarter of 2019.  PLP operating costs are expected to be approximately $1.75 per tonne. The project is expected to have a minimal impact on the site water balance and will not require upgrades to the water supply as the Pyrite Leach processing plant recirculates existing plant processing water.
Based on the Feasibility Study, the PLP is expected to have an after-tax internal rate of return ("IRR") of approximately 13% at the Company's current long-term gold and silver price of $1,100 per ounce and $16.00 per ounce, respectively, and an IRR of approximately 17% at a long-term gold price of $1,250 per ounce and a long-term silver price of $18.00 per ounce.
The expected capital investment of approximately $420 million is expected to be funded over the next three years in the following amounts:

Year	Amount (millions)
2016	$40
2017	270
2018	110
TOTAL	$420
Project expenditures have been included as expansionary capital in expenditures on mining interests in Peñasquito.

Musselwhite: Materials Handling Project ("MHP")
The MHP was approved by the Company's Board of Directors on July 27, 2016. Mobilizing a contractor for additional development will commence in August 2016 and the winze raisebore construction is expected to commence in December 2016. Currently, mining is at a depth below 1,000 metres under Lake Opapimiskan and the truck haulage distance is 7.5 kilometres to the 400 mL underground crusher.  This growth has resulted in a haul truck fleet size of 17 haul trucks, necessitating a more economical and practical means of transporting ore as the current ventilation system cannot support the additional haul truck fleet required to extend mine life.  The project will enable hoisting of ore through an underground winze and associated infrastructure which will result in reduced reliance on high-cost truck haulage by significantly reducing uphill truck haulage between the winze and underground crushers leading to improved energy efficiency, reduced ventilation requirements, reduced mining costs, enhanced production profile and the potential to extend mine life through exploration success.
Based on an internal study, the MHP is expected to have an after-tax IRR of approximately 25% (exclusive of resources).
Following completion of the winze, which is expected in the first quarter of 2019, incremental production of approximately 20% is anticipated and operating costs are expected to be reduced by approximately 10% for the life of the mine.
The expected capital investment of approximately $90 million is expected to be funded over the next three years in the following amounts:

Year	Amount (millions)
2016	$15
2017	40
2018	35
TOTAL	$90

Project expenditures will be included as expansionary capital in expenditures on mining interests in Musselwhite.

GOLDCORP  |  30

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake: HG Young
HG Young ("HGY") is an exploration discovery in close proximity to our 100%-owned Red Lake operation.

HGY is currently in the early concept study phase, which is expected to be completed in the fourth quarter of 2016. Assuming a positive business case based on exploration results, the Company expects to commence a pre-feasibility study in the first half of 2017 with a decline from surface that will provide access to the higher confidence areas for further exploration and bulk sampling. During the second quarter of 2016, exploration drilling continued with 5 drills: 2 on surface and 3 underground for a total of 19,556 metres combined (29,718 metres year-to-date). Recent drilling has focused on increasing the confidence of the continuity of the mineralization and defining the plunge of the mineralization at 14 level.

Project expenditures are currently being expensed as exploration in Red Lake.

Red Lake: Cochenour Project
100%-owned Cochenour combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery in the Red Lake camp. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is expected to provide an additional source of ore feed for our Red Lake Mine.

Exploration drilling continued through the second quarter of 2016, with a total of 19,500 metres drilled (45,000 metres year-to-date). Drilling in the core area of the deposit (3,990 foot level) continued to increase data density and is moving to push the known mineralization downward toward the 5320 foot level. Sill development, along the Upper Main Zone, was started on both the 3990 and 4060 foot levels, with all the material being stockpiled for processing through the sample tower in the third quarter. A rigorous face sampling program was initiated in the second quarter and will allow reconciliation with the mined material. During the second quarter, one economic test stope was successfully mined on the 5320 level. The results of this stope were as expected. Further drilling, sampling and test mining is expected to be completed by the end of 2016.

Project expenditures have been included as expansionary capital in expenditures on mining interests in Red Lake.

Peñasquito: Camino Rojo Oxide Project
The Camino Rojo Oxide project is located approximately 50 kilometres southeast of Peñasquito and includes a 3,389 square kilometre land position.
Work in 2016 is focused on updating the pre-feasibility study for the oxide resource and is expected to be completed by the fourth quarter of 2016. Goldcorp is also evaluating alternative strategies to maximize the value of the Camino Rojo project.
Project expenditures have been included as expansionary capital in expenditures on mining interests in Peñasquito.

Porcupine: Borden Project
100%-owned Borden is located near Chapleau in Ontario, approximately 160 kilometres west of our Porcupine mine, and comprises 786 square kilometres of claims.
Borden is currently in the pre-feasibility study phase; the Company expects to complete the Pre-Feasibility Study during the first quarter of 2017.
An advanced exploration permit is expected by late 2016 or early 2017 to allow for the construction of a ramp into the deposit and the extraction of a 30,000 tonne bulk sample, providing an underground platform for exploration drilling of a deposit that remains open at depth and laterally.
Exploration for the second quarter of 2016 continued to focus on discovery of additional resources along strike from the known Borden deposit as well as on high potential targets away from the main ore body, both to the east and northwest, to look for new zones in the regional land package.
Project expenditures have been included as expansionary capital in expenditures on mining interests in Porcupine.

GOLDCORP  |  31

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

NuevaUnión Project (formerly "Project Corridor")
50%-owned NuevaUnión comprises the El Morro gold/copper deposit and the Relincho copper/molybdenum deposit and is one of the largest undeveloped copper-gold-molybdenum projects in the Americas.
Based on the results of a preliminary economic assessment ("PEA") completed in the third quarter of 2015, NuevaUnión contemplates a conveyor to transport ore from the El Morro deposit to a concentrator at the Relincho deposit. Based on the PEA, the integrated project allows for the optimization of both resources, resulting in a longer mine life of approximately 32 years, based on existing proven and probable reserves, with the scope for further extensions given the exploration potential across the combined property. This approach has the potential to generate a number of key benefits over two standalone projects including a reduced environmental footprint, sustainable benefits to the community (through employment, local business opportunities and robust community investment), lower operating costs, improved capital efficiency, an optimized mine plan, and a longer mine life. NuevaUnión has commenced engagement with communities and other stakeholders to help guide the project's development.
The Company has completed an opportunity framing workshop and commenced various trade off studies with completion expected by the end of the third quarter. The pre-feasibility study is expected to commence in the fourth quarter of 2016 following the completion of trade off studies and is expected to be completed in mid-2017. Environmental Impact Assessment baseline studies are expected to commence in mid-2016.

Coffee

100%-owned Coffee Gold project ("Coffee"), is a structurally hosted hydrothermal deposit located approximately 130 kilometres south of the City of Dawson,Yukon. The Coffee land package, comprising over 60,000 hectares, demonstrates potential for near-mine discoveries, with mineralization remaining open along strike and at depth and the potential for the discovery of a major new mineral system.
The Company completed the acquisition of Kaminak Gold Corporation, which owns Coffee, on July 19, 2016. An expanded exploration program, with a budget of approximately $15 million for 2016, will commence in August 2016. The focus of the program will be on exploration, permitting, infrastructure upgrades and basic engineering.
The Company has retained the core team of Kaminak geologists, including members of the initial discovery team, to lead exploration activities. The drilling program is expected to follow-up on existing targets peripheral to existing resources and reserves, test potential gaps in the existing resource models and numerous near-surface oxide mineralization targets which have been identified with gold-in-soil anomalies while also investigating the potential for additional high-grade sulphide mineralization at depth.
The permit application is expected to be submitted to the authorities in the Fall of 2016 based on positive consultations with First Nations.   An Environmental Socioeconomic Assessment, Water Use License and Quartz Mining License will be permitted simultaneously.  The Company expects permitting and construction activities to take four years with first gold production targeted for the end of 2020.

GOLDCORP  |  32

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera, Pueblo Viejo, and NuevaUnión (formerly referred to as Project Corridor) subsequent to the formation of the joint venture on November 24, 2015. The inclusion of NuevaUnión in the Company's non-GAAP performance measures only impacts the Company's free cash flow metric at this time as it is a development stage project. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS: BY-PRODUCT
Total cash costs: by-product incorporate Goldcorp’s share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.
The Company also reports total cash costs: co-product as a secondary metric to provide further information to the Company's stakeholders. Total cash costs: co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs: co-product were as follows:

	2016	2015	2014
Gold (per ounce)	$1,100	$1,200	$1,200
Silver (per ounce)	$15	$18	$20
Copper (per pound)	$2.53	$3.00	$3.00
Lead (per pound)	$0.80	$0.95	$1.00
Zinc (per pound)	$0.80	$1.00	$0.90

GOLDCORP  |  33

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of total cash costs: by-product per ounce to the consolidated financial statements:

Three months ended June 30, 2016:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$147	$(92)	$20	$75	42	$1,757
Cerro Negro	57	(12)	—	45	85	529
Red Lake	48	—	—	48	71	675
Éléonore	63	—	—	63	73	857
Porcupine	48	—	—	48	73	655
Musselwhite	36	—	—	36	61	585
Other mines	100	(23)	—	77	99	794
Total before associates and discontinued operations	$499	$(127)	$20	$392	504	$777
Pueblo Viejo	49	(4)	—	45	96	473
Other associate	32	(25)	3	10	16	701
TOTAL	$580	$(156)	$23	$447	616	$728

Three months ended June 30, 2015:

	Production Costs (1)	By-Product Credits	Non-cash Reclamation and Closure Cost Obligations	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$223	$(218)	$—	$49	$5	$59	297	$194
Cerro Negro	109	(30)	—	—	—	79	130	608
Red Lake	53	—	—	—	2	55	92	602
Éléonore	61	—	—	—	2	63	43	1,458
Porcupine	53	—	—	—	2	55	74	759
Musselwhite	35	—	—	—	2	37	60	616
Other mines	107	(31)	—	—	2	78	109	716
Corporate	(1)	—	1	—	—	—	—	—
Total before associates and discontinued operations	$640	$(279)	$1	$49	$15	$426	805	$529
Pueblo Viejo	52	(2)	—	—	—	50	92	549
Other associate	29	(13)	—	2	—	18	6	3,191
Discontinued Operations	—	—	—	—	—	—	—	—
TOTAL	$721	$(294)	$1	$51	$15	$494	903	$547

GOLDCORP  |  34

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30, 2016:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$319	$(234)	$51	$136	164	834
Cerro Negro	125	(31)	—	94	213	440
Red Lake	94	—	—	94	155	605
Éléonore	119	—	—	119	143	831
Porcupine	95	—	—	95	148	639
Musselwhite	66	—	—	66	128	513
Other mines	209	(46)	—	163	211	771
Total before associates and discontinued operations	$1,027	$(311)	$51	$767	1,162	$659
Pueblo Viejo	94	(9)	—	85	208	411
Other associate	98	(66)	9	41	45	919
TOTAL	$1,219	$(386)	$60	$893	1,415	$631

Six months ended June 30, 2015:

	Production Costs (1)	By-Product Credits	Non-cash Reclamation and Closure Cost Obligations	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$452	$(412)	$—	$90	$7	$137	472	$291
Cerro Negro	246	(70)	—	—	—	176	291	605
Red Lake	103	—	—	—	6	109	199	544
Éléonore	61	—	—	—	2	63	43	1,458
Porcupine	97	—	—	—	6	103	128	808
Musselwhite	75	—	—	—	5	80	116	685
Other mines	205	(60)	—	—	3	148	211	701
Corporate	21	—	(21)	—		—	—	—
Total before associates and discontinued operations	$1,260	$(542)	$(21)	$90	$29	$816	1,460	$559
Pueblo Viejo	124	(10)	—	—		114	229	499
Other associate	77	(51)	—	7	—	33	26	1,285
Discontinued Operations	15	—	—	—	—	15	16	941
TOTAL	$1,476	$(603)	$(21)	$97	$29	$978	1,731	$565

(1)
$9 million and $26 million in royalties are included in production costs for the three and six months ended June 30, 2016, respectively (three and six months ended June 30, 2015– $29 million and $53 million, respectively).

(2)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3)
If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product from continuing operations for the three and six months ended June 30, 2016, would be $716 and $657 per ounce of gold, $14.17 and $10.77 per ounce of silver, $2.11 and $2.20 per pound of copper, $1.17 and $0.86 per pound of zinc, and $1.49 and $0.99 per pound of lead, respectively (three and six months ended June 30, 2015 – $656 and $663 per ounce of gold. $8.24 and $8.95 per ounce of silver, $4.20 and $2.77 per pound of copper, $0.64 and $0.71 per pound of zinc, and $0.59 and $0.69 per pound of lead, respectively). Goldcorp's share of total cash costs: co-product, including discontinued operations, for the three and six months ended June 30, 2016, would be $716 and $657 per ounce of gold, $14.17 and $10.77 per ounce of silver, $2.11 and $2.2 per pound of copper, $1.17 and $0.86 per pound of zinc, and $1.49 and $0.99 per pound of lead, respectively (three and six months ended June 30, 2015 – $656 and $665 per ounce of gold, $8.24 and $8.95 per ounce of silver, $4.20 and $2.77 per pound of copper, $0.64 and $0.71 per pound of zinc, and $0.59 and $0.69 per pound of lead, respectively).

GOLDCORP  |  35

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – AISC
AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital is excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Three months ended June 30, 2016:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$75	$—	$—	$1	$55	$131	42	$3,094
Cerro Negro	45	—	—	2	21	68	85	808
Red Lake	48	—	3	—	17	68	71	958
Éléonore	63	—	—	—	4	67	73	919
Porcupine	48	—	1	3	10	62	73	844
Musselwhite	36	—	1	—	7	44	61	721
Other mines	77	—	3	3	8	91	99	937
Corporate	—	50	(1)	—	8	57	—	88
Total before associates and discontinued operations	$392	$50	$7	$9	$130	$588	504	1,165
Pueblo Viejo	45	—	—	1	10	56	96	587
Other associate	10	—	—	3	—	13	16	839
TOTAL	$447	$50	$7	$13	$140	$657	616	1,067

GOLDCORP  |  36

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended June 30, 2015:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$59	$—	$—	$3	$63	$125	297	$416
Cerro Negro	79	—	—	—	24	103	130	792
Red Lake	55	—	8	—	17	80	92	879
Éléonore	63	—	—	—	8	71	43	1,656
Porcupine	55	—	—	4	22	81	74	1,103
Musselwhite	37	—	2	1	6	46	60	761
Other mines	78	—	2	4	25	109	109	1,006
Corporate	—	53	2	—	10	65	—	71
Total before associates and discontinued operations	$426	$53	$14	$12	$175	$680	805	$844
Pueblo Viejo	50	—	—	2	11	63	92	688
Other associate	18	—	—	4	6	28	6	4,900
Discontinued Operations	—	—	—	—	—	—	—	—
TOTAL	$494	$53	$14	$18	$192	$771	903	$853

Six months ended June 30, 2016:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$136	$—	$1	$3	$112	$252	164	$1,542
Cerro Negro	94	—	—	4	35	133	213	624
Red Lake	94	—	6	1	38	139	155	895
Éléonore	119	—	—	—	15	134	143	942
Porcupine	95	—	1	6	22	124	148	840
Musselwhite	66	—	3	—	12	81	128	633
Other mines	163	—	5	7	15	190	211	903
Corporate	—	107	1	—	12	120	—	83
Total before associates and discontinued operations	$767	$107	$17	$21	$261	$1,173	1,162	$1,010
Pueblo Viejo	85	—	—	2	19	106	208	509
Other associate	41	—	—	5	—	46	45	1,019
TOTAL	$893	$107	$17	$28	$280	$1,325	1,415	$936

GOLDCORP  |  37

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30, 2015:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$137	$—	$1	$5	$103	$246	472	$521
Cerro Negro	176	—	—	1	39	216	291	743
Red Lake	109	—	14	1	43	167	199	836
Éléonore	63	—	—	—	8	71	43	1,656
Porcupine	103	—	1	7	35	146	128	1,138
Musselwhite	80	—	4	1	15	100	116	856
Other mines	148	—	4	10	59	221	211	1,051
Corporate	—	108	4	—	19	131	—	76
Total before associates and discontinued operations	$816	$108	$28	$25	$321	$1,298	1,460	$888
Pueblo Viejo	114	—	—	3	24	141	229	619
Other associate	33	—	—	7	7	47	26	1,830
Discontinued Operations	15	1			1	17	16	996
TOTAL	$978	$109	$28	$35	$353	$1,503	1,731	$868

(1)	AISC may not calculate based on amounts presented in these tables due to rounding.

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Expenditures on mining interests per consolidated financial statements	$166	$313	$339	$706
Payment of finance lease obligations per consolidated financial statements	1	—	2	—
Expenditures on mining interests by Alumbrera, Pueblo Viejo and NuevaUnión (formerly referred to as Project Corridor) (1)	11	17	18	32
Goldcorp’s share of expenditures on mining interests and deposits	$178	$330	$359	$738
Sustaining capital expenditures	$140	$192	$280	$353
Expansionary capital expenditures	38	138	79	385
	$178	$330	$359	$738

(1)
Expenditures on mining interests by Alumbrera, Pueblo Viejo and NuevaUnión (formerly referred to as Project Corridor) represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

GOLDCORP  |  38

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows, calculated on an attributable basis to include the Company's share of Alumbrera, Pueblo Viejo and NuevaUnión's operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
In prior periods, adjusted operating cash flows was presented on an attributable basis before working capital changes to provide a consistent measure of the Company’s performance of its core business operations as the Company, at times, can experience changes in working capital from one period to another.  In the current quarter, the Company revised its presentation of adjusted operating cash flows to use operating cash flows as shown on the Company’s statement of cash flows and adjusts it to include operating cash flows of the Company’s associates.  The Company believes this measure provides a better measure of cash available to the Company for financing and investing purposes.

The following table provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Net cash provided by operating activities of continuing operations	$234	$528	$293	$579
Adjusted operating cash flows provided by Alumbrera, Pueblo Viejo and NuevaUnión	73	(5)	103	55
Goldcorp’s share of adjusted operating cash flows	$307	$523	$396	$634
Including discontinued operations
Adjusted operating cash flows – Wharf	—	—	—	7
Goldcorp’s share of adjusted operating cash flows including discontinued operations	$307	$523	$396	$641

GOLDCORP  |  39

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposures to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2015. There were no significant changes to those risks or to the Company's management of exposure to those risks during the six months ended June 30, 2016, except as noted below:

(i)	Liquidity risk
During the three and six months ended June 30, 2016, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $234 million and $293 million, respectively (three and six months ended June 30, 2015 – $528 million and $579 million, respectively). At June 30, 2016, Goldcorp held cash and cash equivalents of $328 million (December 31, 2015 – $326 million), money market investments of $37 million (December 31, 2015 – $57 million), and had working capital of $504 million (December 31, 2015 – $282 million), which the Company defines as current assets less current liabilities.
On June 22, 2016, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2021. During the three and six months ended June 30, 2016, the Company utilized its revolving credit facility and made a net repayment of $125 million and a net draw down of $125 million, respectively (three and six months ended June 30, 2015 – net repayment of $305 million and $5 million, respectively). At June 30, 2016, the balance outstanding on the revolving credit facility was $125 million (December 31, 2015 – $nil) and included in non-current debt on the Condensed Interim Consolidated Balance Sheets, with $2.875 billion available for the Company's use (December 31, 2015 – $3.0 billion).
At June 30, 2016, the Company had letters of credit outstanding in the amount of $632 million (December 31, 2015 – $580 million) of which $307 million (December 31, 2015 – $275 million) represents guarantees for reclamation obligations and $211 million (December 31, 2015 – $211 million) represents guarantees for certain of the Company's Argentine debt. The Company's capital commitments for the next twelve months amounted to $78 million at June 30, 2016.

(ii)	Market risk
Currency risk
During the three and six months ended June 30, 2016, the Company recognized a net foreign exchange loss of $14 million and $47 million, respectively (three and six months ended June 30, 2015 – gain of $9 million and $24 million, respectively), excluding the foreign exchange loss relating to taxes. Based on the Company’s net foreign currency exposures (other than those relating to taxes) at June 30, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $4 million decrease or increase in the Company’s net earnings, respectively.
During the three and six months ended June 30, 2016, the Company recognized a net foreign exchange loss of $66 million and $81 million, respectively, in income tax expense on income taxes receivable/(payable) and deferred income taxes (three and six months ended June 30, 2015 – $25 million and $156 million, respectively). Based on the Company’s net foreign currency exposures relating to taxes at June 30, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $207 million decrease or increase in the Company's net earnings, respectively.

OUTSTANDING SHARE DATA
As at July 27, 2016, there were 853 million common shares of the Company issued and outstanding and 12 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$20.27 per share to C$48.72 per share.

GOLDCORP  |  40

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OTHER RISKS AND UNCERTAINTIES
The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. A detailed discussion of the Company's risks can be found on pages 79 to 94 of our Annual Information Form and detailed discussion of the Company’s risk management process can be found on pages 56 to 57 of our 2015 Annual Report.
The following section provides an update of changes in the Company's risks and other uncertainties since the filing of our 2015 Annual Information Form.
Argentina – Province of Santa Cruz

Issued in 2013, Law 3318 created a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax was levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which accepted jurisdiction of the matter. The Company paid the required tax installments under protest for the years ended December 31, 2015, 2014 and 2013. On December 31, 2015 Law 3318 was abrogated. The Company and the Province entered into a settlement agreement approved by the National Supreme Court of Argentina and the claim has been withdrawn.

Operational Risks Associated with Restructuring and Cost-efficiency Initiatives

The Company is in the process of implementing initiatives relating to its strategic restructuring, including the reduction of mining low margin ore and the implementation of cost-efficiency initiatives. Any future combination of these measures to increase net asset value and improve profitability will be influenced by the actual benefits and savings achieved and by the Company's ability to sustain these ongoing improvements. Strategic restructuring and cost cutting efforts may involve various risks, including, but not limited to, labour unrest.

Information Systems Security Threats

Targeted attacks on the Company's systems (or on systems of third parties that we rely on), failure or non-availability of a key information technology (“IT”) system or a breach of security measures designed to protect the Company's IT systems could result in disruptions to our operations, extensive personal injury, property damage or financial or reputational risks.  The Company has implemented and tested system controls and disaster recovery infrastructure for certain IT systems.  As the threat landscape is ever-changing, our primary focuses include: risk prioritized controls to protect against known and emerging threats; tools to provide automated monitoring and alerting; and backup and recovery systems to restore systems and return to normal operations.

On April 16, 2016, the Company was made aware that its IT systems had been attacked by an external party.  While the attack did not result in any material loss to the Company or interrupt its day-to-day operations there can be no assurance that we will not experience any such losses in the future.  The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats.  As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

BASIS OF PREPARATION
The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2015, except for the following:
The Company has adopted the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.

GOLDCORP  |  41

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgements and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 are consistent with those applied and disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2015.

GOLDCORP  |  42

Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the six months ended June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s annual information form for the year ended December 31, 2015 and the current technical report for those properties, all available at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with the CIM -Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under United States securities laws. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of the Goldcorp’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

CERRO NEGRO EXPLORATION PROGRAM DRILL RESULTS TO JUNE 30, 2016

Hole ID	Deposit		From (m)	To (m)	Intercept (m)	True Thickness	Au g/t	Ag g/t	Comments
MDD-16001	MNE-B		467.90	472.80	4.90	3.25	8.25	47.90
MDD-16002	MNE-B		515.50	517.15	1.65	1.00	20.47	16.30
MDD-16002	MNE-B		529.90	538.80	8.90	5.42	13.14	141.70
MDD-16003	EMILIA		344.20	344.70	0.50	0.42	21.80	12.00
MDD-16003	EMILIA		350.90	351.40	0.50	0.43	7.22	94.00
MDD-16003	EMILIA		389.90	391.40	1.50	1.28	28.68	32.90
MDD-16004	MNE-B		462.25	470.80	8.55	6.88	19.23	90.40
MDD-16004	MNE-B	Including	468.00	470.80	2.80	2.25	46.24	229.20
MDD-16005	EMILIA		349.00	349.70	0.70	0.63	14.43	19.30
MDD-16005	EMILIA		358.50	368.10	9.60	8.64	21.11	53.10
MDD-16005	EMILIA	Including	365.40	366.75	1.35	1.21	86.53	126.90
MDD-16006	EMILIA		389.05	391.15	2.10	1.36	8.62	83.80
MDD-16007	MNE-B		509.45	513.90	4.45	3.02	8.01	56.20
MDD-16008	EMILIA		343.40	345.90	2.50	2.38	77.30	229.20
MDD-16009	MNE-B		503.35	505.05	1.70	1.23	18.21	220.90
MDD-16010	EMILIA		454.00	454.87	0.87	0.76	16.00	28.00
MDD-16011	MNE-B		571.95	579.80	7.85	4.10	23.05	28.63
MDD-16012	MNE-B								ABORTED
MDD-16013	EMILIA		401.10	409.00	7.90	6.41	8.09	9.80
MDD-16014	MNE-B								NSV
MDD-16015	EMILIA		309.00	320.00	11.00	10.59	19.24	135.10
MDD-16015	EMILIA	Including	313.90	317.90	4.00	3.85	35.27	321.70
MDD-16016	MNE-B								NSV
MDD-16017	EMILIA		310.25	324.75	14.50	13.31	10.66	20.80
MDD-16017	EMILIA	Including	314.75	319.00	4.25	3.90	24.90	46.70
MDD-16018	EMILIA		311.30	316.70	5.40	4.68	94.43	237.20
MDD-16018	EMILIA	Including	311.30	312.00	0.70	0.61	400.50	1,378.00
MDD-16019	EMILIA		379.00	386.00	6.70	6.02	12.10	20.70
MDD-16020	MNE-B		593.75	602.25	8.50	3.80	10.07	32.50
MDD-16021	MNE-B		556.25	559.50	3.25	1.44	9.97	39.40
MDD-16022	EMILIA		412.35	417.20	4.85	4.31	15.75	35.40
MDD-16023	EMILIA								NSV
MDD-16024	MNE-B								ABORTED
MDD-16025	EMILIA		230.40	233.40	3.00	2.83	17.88	108.20
MDD-16026	MNE-B		588.15	592.10	3.95	2.84	7.71	65.40
MDD-16027	EMILIA		399.30	400.30	1.00	0.71	9.29	172.00
MDD-16028	EMILIA		384.00	384.65	0.65	0.55	50.50	65.00
MDD-16029	EMILIA		423.53	424.50	0.97	0.93	7.91	5.00
MDD-16030	MNE-B								NSV
MDD-16031	MNE-B		556.55	562.70	6.15	3.94	8.82	65.60
MDD-16032	EMILIA								NSV
MDD-16033	EMILIA		445.00	447.00	2.00	1.63	5.83	12.50

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Second Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Hole ID	Deposit		From (m)	To (m)	Intercept (m)	True Thickness	Au g/t	Ag g/t	Comments
MDD-16034	MNE-B								ABORTED
MDD-16035	MNE-B		437.00	438.90	1.90	1.48	57.14	104.90
MDD-16036	MNE-B		461.20	474.40	13.20	6.77	21.06	13.20
MDD-16037	EMILIA								NSV
MDD-16038	MNE-B		497.00	497.90	0.95	0.59	12.87	58.40
MDD-16038	MNE-B		502.00	510.50	8.50	5.50	13.60	55.10
MDD-16039	MNE-B								NSV
MDD-16040	EMILIA								ABORTED
MDD-16041	EMILIA		369.90	374.75	4.85	4.66	149.17	858.20
MDD-16041	EMILIA	Including	371.00	372.00	1.00	0.96	611.70	3,601.00
MDD-16042	EMILIA		394.70	395.55	0.85	0.74	8.87	8.00
MDD-16043	EMILIA								ABORTED
MDD-16044	MNE-B		512.85	513.65	0.80	0.49	10.60	191.00
MDD-16045	EMILIA		310.45	314.50	4.05	3.61	19.35	130.70
MDD-16046	EMILIA								NSV
MDD-16047	EMILIA		342.00	342.90	0.90	0.86	8.10	23.00
MDD-16047	EMILIA		354.50	355.25	0.75	0.64	6.47	38.00
MDD-16048	EMILIA								NSV
MDD-16049	MNE-B		448.20	453.70	5.50	3.75	17.72	126.60
MDD-16051	MNE-B								NSV
MDD-16052	EMILIA		393.15	398.25	5.10	4.54	9.76	77.40
MDD-16053	MNE-B		393.15	419.50	26.35	15.47	31.22	184.00
MDD-16053	MNE-B		423.80	425.15	1.35	0.76	7.57	62.21
MDD-16053	MNE-B		480.10	481.90	1.80	1.01	13.84	371.30
MDD-16054	EMILIA		402.75	407.30	4.55	3.45	16.33	60.40
MDD-16056	EMILIA								NSV
MDD-16057	EMILIA								NSV
MDD-16058	MNE-B		453.10	454.20	1.10	0.72	7.33	65.00

Footnotes

(1)	NSV = No significant values

(2)	All gold and silver values are uncut

(3)	True widths are estimated based on drill angle and interpreted vein geometry.

(4)
All samples were submitted for preparation to Bureau Veritas (formerly ACME) laboratories at its facility in Perito Moreno, Santa Cruz, Argentina. Pulps are then shipped to the BV facility in Santiago, Chile for analysis. All samples were analyzed using 50g charge fire assay with AA finish. Samples over 10 ppm gold or 100 ppm silver were reanalyzed using gravimetric finish. Select intervals are also analyzed for multiple elements by ICP. One in 40 samples was blank, one in 40 was a standard sample, and one in 40 was a preparation duplicate selected from coarse rejects.

(5)	Andrew S. Tripp, Manager, Strategic Planning, Cerro Negro is the Qualified Person (QP) responsible for the Cerro Negro Exploration Program

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